Exhibit 99.1

Public limited company with a Board of Directors with share capital of 25,153,192.80 euros
Registered office: 14 Avenue de l'Opéra – 75001 PARIS
Paris Commercial Register (RCS) 492 002 225

HALF-YEAR FINANCIAL REPORT

AS OF JUNE 30, 2021

Half-year financial report as of June 30, 2021

CONTENTS

1.	Statement by the person responsible for the half-year financial report	4

1.1	Person responsible for the half-year financial report	4
1.2	Statement by the person responsible	4

2.	Activity report as of June 30, 2021	5

2.1	Summary presentation of the financial statements	5
2.2	Company activity and results	6
2.3	Impact of the COVID-19 health crisis on the June 30, 2021 accounts	12
2.4	Half-year balance sheet subsequent events	13
2.5	Evolution and outlook	15
2.6	Risk factors and related party transactions	15

3.	Summarized consolidated half-year financial statements under IFRS for the six-month period ended June 30, 2021	17

Half-year financial report as of June 30, 2021

GENERAL NOTES

Definitions

In this Half-Year Financial Report, and unless otherwise indicated:

•	The terms “Company” or “Biophytis” refer to Biophytis SA whose registered office is located at 14 Avenue de l'Opéra – 75001 PARIS, France, registered with the Paris Commercial Register under number 492 002 225 and its subsidiaries Instituto Biophytis do Brasil (Brazil) and Biophytis Inc (United States);

•	“Financial Report” means this half-year financial report as of June 30, 2021;

•	“Registration Document” means the Registration Document registered with the Autorité des Marchés Financiers on May 22, 2019 under the number D.19-0509.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, under development for the treatment of sarcopenia, as part of a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being investigated in a two-part Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the United States. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne muscular dystrophy.

The Company is based in Paris, France, and Cambridge, Massachusetts. The Company’s ordinary shares are listed on Euronext Growth Paris (Ticker: ALBPS - ISIN: FR0012816825) and its ADSs (American Depositary Shares) are listed on the Nasdaq (Ticker BPTS - ISIN: US09076G1040).

For more information: www.biophytis.com

Half-year financial report as of June 30, 2021

1.	Statement by the person responsible for the half-year financial report

1.1	Person responsible for the half-year financial report

Stanislas Veillet, Chairman and Chief Executive Officer

1.2	Statement by the person responsible

(Art. 222-3 - 4° of the General Regulation of the Autorité des Marchés Financiers)

“I certify, to the best of my knowledge, that the condensed financial statements for the past half-year have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, financial position and results of the Company and of all the companies included in the consolidation, and that this Financial Report presents an accurate picture of the significant events that occurred during the first six months of the financial year, their impact on the financial statements, the main transactions between related parties and that it describes the main risks and uncertainties for the remaining six months of the financial year”.

Paris, October 28, 2021.

Stanislas Veillet, Chairman and Chief Executive Officer

Half-year financial report as of June 30, 2021

2.	Activity report as of June 30, 2021

2.1	Summary presentation of the financial statements

Statements of consolidated financial position

	December 31, 2020
(Amounts in thousands of euros)	(as restated) (1)	June 30, 2021
NON-CURRENT ASSETS	3,200	3,113
Patents and software	2,673	2,583
Property, plant and equipment	114	103
Other non-current financial assets	413	427
CURRENT ASSETS	24,010	32,625
Other receivables	5,239	9,214
Other current financial assets	12,924	424
Cash and cash equivalents	5,847	22,987
TOTAL ASSETS	27,210	35,738
EQUITY	2,269	5,970
Share capital	20,151	23,162
Share premium	22,538	18,191
Other reserves	(114)	(117)
Accumulated deficit	(40,276)	(35,235)
Non-controlling interests	(31)	(31)
NON-CURRENT LIABILITIES	2,021	1,343
Employee benefit obligations	188	202
Non-current financial liabilities	1,833	1,141
CURRENT LIABILITIES	22,921	28,425
Current financial liabilities	13,219	17,024
Provisions	2	1,511
Trade payables	7,985	7,938
Tax and social liabilities	1,446	1,455
Other creditors and miscellaneous liabilities	266	497
TOTAL EQUITY AND LIABILITIES	27,210	35,738

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report as of June 30, 2021

Statements of condensed consolidated operations

	June 30, 2020
(Amounts in thousands of euros)	6 months (as restated) (1)	June 30, 2021 6 months
Revenue	-	-
Costs of sales	-	-
Gross margin	-	-
Research and development, net	(5,192)	(7,594)
General and administrative expenses	(2,003)	(2,919)
Operating loss	(7,195)	(10,513)
Net financial expense	(6,504)	(2,732)
Income taxes	-	-
Net loss for the period	(13,699)	(13,245)
Actuarial gains and losses	19	7
Foreign currency translation adjustment	4	3
Other compehensive income (loss)	23	10
Total comprehensive loss for the period	(13,676)	(13,235)
Total comprehensive loss for the period attribuable to Equity Holders	(13,676)	(13,235)

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Statements of consolidated cash flows

	June 30, 2020
(Amounts in thousands of euros)	6 months (as restated) (1)	June 30, 2021 6 months
Net cash (used in) provided by:
Operating activities	216	(13,492)
Investing activities	-	12,474
Financing activities	5,624	18,156
Effect of exchange rate changes on cash and cash equivalents	6	2
Net increase (decrease) in cash and cash equivalents	5,846	17,140

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

2.2	Company activity and results

2.2.1	Activity

The first half of 2021 was eventful for Biophytis, both operationally and financially.

A)	Operationally, the Company’s first drug candidate, Sarconeos (BIO101), is advancing in two major value-generating clinical indications:

The “COVA” study

This study was launched in April 2020 at the start of the COVID-19 pandemic. Targeting hospitalised patients severely affected by the virus and presenting acute respiratory manifestations, Sarconeos (BIO101) must demonstrate its ability to restore their ability to breathe and avoid their admission to intensive care units.

Half-year financial report as of June 30, 2021

The COVA clinical programme (clinicaltrials.gov identifier NCT04472728) is an international, multi-centre, double-blind, placebo-controlled, sequential group and adaptive study being conducted in two parts. Part 1 of the COVA study is an exploratory Phase 2 proof-of-concept study aimed at providing preliminary data on the safety, tolerability and efficacy of Sarconeos (BIO101) in 50 patients with serious respiratory symptoms related to COVID-19. Part 2 of the COVA study is a randomised Phase 3 study investigating the safety and efficacy of Sarconeos (BIO101) on the respiratory function of 310 or up to 465 participants with COVID-19, including the 50 participants from the first part of the study.

•	On January 19, 2021, the Company announced that the Independent Data Monitoring Committee (DMC) recommended starting the recruitment for Part 2 of the COVA Phase 2-3 study, with the recruitment of the first 50 patients planned for Part 1 having been completed. The DMC recommendation was based on the analysis of safety data obtained from the first twenty patients recruited into the study.

•	On February 3, 2021, the Company announced the start of patient recruitment in Brazil and the United States for Part 2 of the COVA Phase 2-3 study.

•	On February 17, 2021, the Company announced the extension of patient recruitment for Part 2 of the COVA Phase 2-3 study (the COVA study) in France and Belgium, following the approval of the applicable regulatory authorities.

•	On March 22, 2021, the Company announced, as scheduled, that the Independent Data Monitoring Committee (DMC) of the COVA study issued a favourable opinion on the safety profile of Sarconeos (BIO101) following the planned interim analysis of the first 50 patients in Part 1 of the study, and the continued recruitment of patients. As of that date, 97 patients out of the 155 planned for the second interim analysis had been recruited, and a total of 28 clinical centres were open in the United States, Brazil, France and Belgium. For the second interim analysis, the DMC will reassess the size of the cohort estimated today at 310 patients, and the continuation of the trial, based on the safety and efficacy data of the 155 patients.

•	On May 12, 2021, the Company announced its completion of the recruitment of the 155 patients for the COVA Phase 2-3 study of Sarconeos (BIO101) for the treatment of COVID-19 allowing the realisation of the second intermediate analysis.

On June 30, 2021, Biophytis secured contracts for the manufacture of Sarconeos (BIO101) for the treatment of COVID-19 with an international Custom Development and Manufacturing Organisation (CDMO). These contracts were signed in order to prepare for a potential application for authorisation for the use of the product in the treatment of COVID-19, either via the emergency use procedure (EUA, Emergency Use Authorisation) with the FDA (Food and Drug Administration) or the Conditional Market Approval from the European Medicines Agency (EMA). The Company also announced that the 155th patient had completed treatment in part 2 of the COVA Phase 2-3 study and that the results of the second interim analysis were expected for Q3 2021. See section “2.4 Half year balance sheet subsequent event” re COVA latest announcements.

The “SARA-INT” study

In parallel with the development of the COVA study, Biophytis is also working on the finalisation of its Phase 2 study of Sarconeos (BIO101) for Sarcopenia. The Company announced on December 16, 2020 that the 233rd and last patient had completed the last treatment visit in the study.

•	On June 30, 2021, Biophytis announced that the initial results of the SARA-INT Phase 2 study would be communicated in August 2021. See section “2.4 Half year balance sheet subsequent events” for the latest announcements regarding the SARA study. The full and detailed results of the SARA-INT Phase 2 study has been presented at the ICSFR medical and scientific conference held in digital format from September 29 to October 2, 2021.

Half-year financial report as of June 30, 2021

B)	From a financial standpoint, the first half of the year was marked by the Company’s initial public offering (IPO) of American Depositary Shares (ADSs) in the United States and Nasdaq listing and the establishment of a new convertible bond funding line.

Initial public offering in the United States and listing on Nasdaq

•	On February 15, 2021, Biophytis announced the closing of its US IPO and Nasdaq listing. The total gross proceeds from the US IPO was approximately US $20.10 million (approximately €16.58 million) and the net proceeds from the offering, after deducting underwriting discounts and commissions, management fees and other offering expenses paid by the Company, was approximately $16.35 million (€13.49 million). All the securities sold in the US IPO were issued by Biophytis. The ADSs were admitted to trading on the Nasdaq Capital Market on February 10, 2021 under the symbol “BPTS”. This transaction generated a share capital increase of €2,400 thousand and an issue premium of €14,184 thousand.

Negma litigation

•	In the context of the dispute with Negma Group (see note 14), on January 19, 2021, the Company received the 2,050,000 Biophytis shares returned to it following the decision of the Paris Court of Appeal of November 18, 2020.

•	On March 16, 2021, the Paris Commercial Court rendered a judgement in Negma’s favour and ordered Biophytis to:

-	pay Negma Group a principal amount of €910 thousand for contractual penalties;

-	deliver to Negma Group 7,000,000 shares, subject to a penalty of €50 thousand per day of delay as from the tenth day after the notification of the judgement and for a period of 30 days;

-	pay Negma Group €100 thousand under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Biophytis filed a petition with the Paris Commercial Court on the grounds of failure of the Judgement to rule on certain claims made by the Company in the proceedings and appealed the Judgement to the Paris Court of Appeal.

In addition, as regards to the execution of this Judgement, Biophytis served Negma Group with a petition filed with the Presiding Judge of the Paris Court of Appeal requesting that immediate enforcement of the Judgement be stayed or, alternatively, that it be modified. Oral argument on this matter occurred on September 7, 2021.

In the meantime, on June 24, 2021, Negma Group served Biophytis with a petition filed with the judge of the Paris Court of Justice in charge of overseeing the execution of judgements requesting (i) the payment of the fine for non-performance imposed by the Judgement in connection with its order to Biophytis to deliver 7,000,000 shares and (ii) that a final fine for non-performance be set.

Half-year financial report as of June 30, 2021

Pursuant to a judgement rendered on July 16, 2021, the judge of the Paris Court of Justice in charge of overseeing the execution of judgements partially granted Negma’s claims:

•	ordered Biophytis to pay the fine for non-performance imposed by the Judgement for €1,500 thousand;

•	ordered Biophytis to pay this amount to Negma Group;

•	imposed a new provisional fine for non-performance of €50 thousand per day of delay in complying with the Judgement’s order against Biophytis, as of the tenth day from service of this judgement, for a period of 30 days;

•	ordered Biophytis to pay Negma Group €8 thousand pursuant to Article 700 of the Code of Civil Procedure; and

•	ordered Biophytis to pay the costs of the proceedings.

Biophytis has fulfilled all of its obligations under the above two judgements.

With regard in particular to the delivery of 7,000,000 shares to Negma Group, Biophytis has:

•	- delivered to Negma Group the 2,050,000 shares created and delivered to Negma Group in June 2020 and returned by Negma Group to Biophytis under the judgement of the Paris Court of Appeal dated November 18, 2020 (see press releases of June 10, 2020 and November 20, 2020, available on the Company’s website), which Biophytis had kept in self-holding; and

•	- issued 4,950,000 new shares in favour of Negma Group as part of a capital increase reserved for it on the basis of the 13th delegation of the General Meeting of May 10, 2021.

Biophytis appealed against this judgement.

Atlas Financing

•	“Atlas Contract 2021”: on June 18, 2021, Biophytis announced the establishment of a new ORNANE financing line with Atlas, for a total of €32 million. This instrument will be used to continue the clinical development of Sarconeos (BIO101) in Sarcopenia in view of the results of Phase 2 of the SARA trial, and for the further developments of this product for COVID-19 depending on the results of Phase 2-3 of the COVA study, as well as the financing of the Company’s future activities. This financing line is composed of eight tranches of convertible bonds, for an amount of €4 million each, valid for three years.

•	“Atlas Contract 2020”: on June 18, 2021, the Company announced the issue of 240 ORNANEs for a total of €6 million as part of its existing bond financing agreement with Atlas.

Deeptech Plan financing

On April 29, 2021, the Company announced that it had received Bpifrance approval for a non-dilutive financing of €980 thousand. These funds, granted under the Deeptech Plan, are intended for the MACA clinical study with the Company’s drug candidate Macuneos (BIO201) for Age-related Macular Degeneration (AMD). This funding will take the form of a repayable advance of €600 thousand and a grant of €380 thousand which will supplement the existing funding for the pre-clinical studies of the Biophytis MACA programme for the treatment of AMD. Biophytis expects Phase 1 of the clinical trial to begin in the second half of 2021.

Half-year financial report as of June 30, 2021

2.2.2	Governance

The Combined General Meeting of Shareholders of the Company was unable to validly deliberate due to the lack of a quorum on April 26, 2021. The Combined General Meeting took place after a second convening on May 10, 2021.

The shareholders approved all the resolutions of the Combined General Meeting, and in particular those ratifying the delegations of powers to the Board of Directors to decide on the issue of shares and/or securities.

On July 7, 2021, Ms Jean Franchi resigned from her duties as Director of the Company and was replaced by Mr Claude Allary.

2.2.3	Operating expenses

The Company’s operating loss was -€10,513 thousand euros as of June 30, 2021 compared to -€7,195 thousand euros as of June 30, 2020.

This change is mainly due to the increase in study and research costs for an amount of €2,645 thousand, related to:

- the progression of the COVA study, in particular its deployment in several territories for patient recruitment (including the USA, Brazil, France and Belgium);

- the completion of the SARA-INT study, with additional costs related to the adaptation of the clinical protocol to allow patients, all elderly people (> 65 years of age) to receive their treatment at home, according to the recommendations of various regulatory agencies due to the ongoing COVID-19 pandemic;

- the start of pre-industrialisation activities for the manufacture of Sarconeos (BIO101) as part of the COVA study.

Half-year financial report as of June 30, 2021

2.2.4	Financial result

(Amounts in thousands of euros)	June 30, 2020 (as restated) (1)	June 30, 2021
Financial interest and amortised cost of bonds (2)	(458)	(252)
Changes in fair value of convertible bonds (2)	(5,417)	(691)
Negma financial indemnity (2)	-	(187)
Provision in relation with Negma litigation (3)	-	(1,508)
Financial income related to the return of penalties by Negma (2)	-	20
Other financial expenses	(186)	(80)
Transaction costs related to the issuance of convertible notes	(429)	(38)
Other financial income	1	3
Foreign exchange gains (losses)	(15)	1
Total net financial expense	(6,504)	(2,732)

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

(2) see Note 12.2 “Bonds” of the unaudited condensed consolidated interim financial statements

(3) see Note 14 “Provisions” of the unaudited condensed consolidated interim financial statements

The net financial expense amounted to -€2,732 thousand as of June 30, 2021 compared to -€6,504 thousand as of June 30, 2020, an increase of €3,772 thousand. This change is mainly due to the impact of the change in fair value of the convertible bonds (see note 12.2).

Half-year financial report as of June 30, 2021

2.2.5	Cash and liquid assets

The Company’s cash and cash equivalents amounted to €23.0 million as of June 30, 2021 compared to €5.8 million as of December 31, 2020. This change is mainly due to a cash increase of €18.3 million related to financing transactions, including the increase in the Company’s share capital and bond financing.

Selected items of the half-year consolidated financial statements condensed	June 30, 2020
(Amounts in thousands of euros)	6 months (as restated) (1)	June 30, 2021 6 months
Cash flows (used in) from operating activities	216	(13,492)
Operating cash flows before change in working capital requirements	(6,690)	(9,449)
(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(6,906)	4,042

Cash flows (used in) from investing activities	-	12,474
Acquisition of intangible and tangible assets	(1)	(29)
Interests on investment accounts	1	3
Sale of term deposit classified as other current financial assets	-	12,500

Cash flows (used in) from financing activities	5,624	18,155
Proceeds from share capital increase, net of bond conversions	7,346	16,584
Costs paid in relation to equity transactions	(863)	(2,253)
Negma indemnities paid	(385)	-
Negma compensation received (net)	-	(1,077)
Subscription of warrants (BSA)	271	-
Exercise of BSA & BSPCE warrants	567	738
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	(4,809)	-
Proceeds from conditional advances, net of repayments	-	400
Repayment of repayable advances	-	(136)
Issue of non-convertible bonds, net of repayments	4,253	4,089
Financial interest paid	(337)	(190)
Cost incurred in relation to the issuance of convertible notes and non-convertible bonds	(414)	-
Other flows (issuance, repayment of loans, etc.)	(5)	-
Net effect of exchange rate changes on cash and cash equivalents	6	2

Increase (Decrease) in cash	5,846	17,140

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

2.3	Impact of the COVID-19 health crisis on the June 30, 2021 accounts

The pandemic did not have a significant impact on the Company’s operations in the beginning and for most of 2020. Like most companies, the Company has had to adapt its organisation and operations to the constraints imposed by lockdown measures, in particular by implementing teleworking.

The persistence of the crisis, the occurrence of the second and then the third wave of the pandemic, the constraints imposed by regulatory authorities (FDA and EMA) had a negative impact on the conduct of the Company’s clinical trials.

•	Regarding the SARA-INT programme:

Despite adapting the clinical protocol to bring treatment to patients’ homes, thus limiting their trips to the hospital, approximately 50% of patients were unable to complete the 400-meter (400MWT) walking test, which is the primary measure of Sarconeos’ effectiveness (BIO101) in the study. This resulted in a loss of the statistical power of Phase 2 of the study, the results and conclusions of which were published by the Company on August 2, 2021 (see Note 2.4 of this half-year financial report).

Half-year financial report as of June 30, 2021

•	Regarding the MYODA programme:

At the end of 2019, the Company obtained approval to start the MYODA clinical trial in Duchenne disease with Sarconeos (BIO101). Unfortunately, for young patients with severe comorbidities, the study could not start due to the COVID-19 pandemic.

2.4	Half-year balance sheet subsequent events

Since June 30, 2021, the Company has published several important news items related to its clinical programmes:

1.	Concerning the SARA-INT study

On August 2, 2021 Biophytis announced the initial results of its Phase 2 study in Sarcopenia.

As reported, the effects of two doses of Sarconeos (BIO101), 175 mg b.i.d and 350 mg b.i.d, were compared with that of a placebo on the measured walking speed using the 400-metre test (400 MWT), the primary endpoint of the study, on the entire cohort, Full Analysis Dataset (FAS) and in the PP subset (Per-Protocol, the sub-group of participants who followed the clinical protocol).

Concerning efficacy: Sarconeos (BIO101) at the highest dose of 350 mg b.i.d showed a clinically significant improvement in walking speed, compared to the placebo, measured in the framework of the 400MWT test after six months of treatment of 0.09 metres per second (m/s) in the FAS population and 0.10 m/s in the PP population (significant treatment effect, p <0.01).

Concerning safety: Sarconeos (BIO101) showed a very good safety profile after nine months of treatment, with no significant difference between the treatment groups (175 mg b.i.d or 350 mg b.i.d) and the placebo concerning undesirable events, serious adverse events, laboratory parameters assessing safety and vital signs. Undesirable events accounted for 36%, 37% and 27% of the total number of adverse events for the treatments with placebo, 175mg b.i.d and 350mg b.i.d, respectively. Serious adverse events accounted for 45%, 42% and 12% for the treatments with placebo, 175 mg b.i.d and 350 mg b.i.d, respectively. According to the investigators, none of the serious adverse events were product-related.

Nevertheless, as announced, the COVID-19 pandemic and the related restrictions did have a significant impact on the conduct of the study, mainly on the quality of the data and its statistical power. Participants were not allowed to visit clinical centres from March 2020 until local health conditions improved. A total of 99 participants (43%) were not allowed to perform a physical assessment at the clinical centres during treatment, despite the extension of the treatment period from six to nine months.

2.	Concerning the COVA study

On September 15, 2021, Biophytis announced that the efficacy results of the second interim analysis carried out by the Independent Data Monitoring Committee, the DMC (Data Monitoring Committee) are in the “promising zone 1”, and that the DMC was allowing the continuation of the phase 2-3 study of Sarconeos (BIO101) in COVID-19.

The DMC recommended the continuation of part 2 of the phase 2-3 study (“the COVA study”) without modifying the protocol.

Half-year financial report as of June 30, 2021

The second interim analysis ("IA2" for Interim Analysis 2), based on 155 hospitalized patients, met criteria for futility, with efficacy data in the "promising zone".

Sarconeos (BIO101) is now confirmed as a drug candidate to finish its phase 3 study for the treatment of acute respiratory failure associated with COVID-19.

To date, 200 patients have been selected from the study and 15 additional sites have been opened in the United States, Brazil, France, United Kingdom and Belgium in order to accelerate patient recruitment.

The initial results, depending on the evolution of the pandemic, are expected in the first quarter of 2022.

3.	Negma litigation

See section 2.2.1.

4.	Atlas Funding

On July 12, 2021, 40 convertible bonds were converted, generating the issuance of 1,386,214 new common shares under Tranche 4 of the convertible notes agreement with Atlas.

On August 2, 2021, 32 convertible bonds were converted, generating the issuance of 1,159,648 new common shares under Tranche 4 of the convertible notes agreement with Atlas.

On September 2, 2021, 40 convertible bonds were converted, generating the issuance of 1,444,685 new common shares from the remainder of Tranche 4 and part of Tranche 5 of the convertible notes agreement with Atlas.

On September 13, 2021, 28 convertible bonds were converted, generating the issuance of 1,005,222 new common shares under Tranche 5 of the convertible notes agreement with Atlas.

On September 29, 2021, 20 convertible bonds were converted, generating the issuance of 768,546 new common shares under Tranche 5 of the convertible notes agreement with Atlas.

On September 30, 2021, 40 convertible bonds were converted, generating the issuance of 1,537,092 new common shares under Tranche 5 of the convertible notes agreement with Atlas (the last of the convertible bonds from Tranche 5).

On October 4, 2021, the Company announced the issue of 240 ORNANEs for a total of €6 million as part of its existing bond financing agreement with Atlas (sixth and seventh tranches of the eight tranches contract).

5.	Patents

On July 2, 2021, the Company filed a patent under the MACA programme (BIO201), in partnership with the Company’s CEO, Stanislas Veillet. In this context, a patents rights acquired from the Company’s CEO has been accounted for €90 thousand and will be amortised over 19 years.

Half-year financial report as of June 30, 2021

2.5	Evolution and outlook

Given the progress made on its clinical programmes, and in particular the positive efficacy results of Sarconeos (BIO101) in Sarcopenia and permission from the DMC to continue the COVA study towards obtaining Phase 3 results, the Company will have to implement during the second half of 2021:

-	SARA-INT programme

The continuation of the programme, i.e. a Phase 3 study based on the same main criteria, including the measurement of the effectiveness of Sarconeos (BIO101) on the 400-metre walk test. This Phase 3 study must also include the criteria enabling the Company to subsequently prepare its Market Access strategy.

Given the size of the potential market, Biophytis intends to conduct this Phase 3 study in partnership with pharmaceutical companies, either as part of a co-development or as part of a transfer of commercial exploitation rights.

-	COVA programme

If the results of the full clinical study, expected in the first quarter of 2022, are positive, the Company will have to apply for an Emergency Use Authorization from the FDA, and/or a conditional market approval from the EMA.

In parallel with the progression of clinical studies, as announced on June 30, 2021, the Company will have to prepare the industrialisation of the manufacturing of Sarconeos (BIO101), moving from a clinical batch size to a commercial batch size.

The Company will also have to enter into contracts with distributors to prepare the regulatory procedures related to the commercial launch of Sarconeos (BIO101) in COVID-19, particularly in Europe, the United States and Brazil.

-	MYODA programme

Following IND (Investigational New Drug Application) approval from the FDA and the authorisation of the Belgian authorities obtained in early 2020, the study was delayed due to the COVID-19 pandemic. Biophytis plans to resume preparations for the launch of the MYODA Phase 1-2 study of Sarconeos (BIO101) in Duchenne muscular dystrophy (DMD), which could begin by the end of 2021, depending on the evolution of the pandemic.

-	MACA programme

The Company continued its pre-clinical development work on Macuneos (BIO201), its drug candidate for dry AMD. Depending on the evolution of the pandemic, the Phase 1 clinical trial for this indication could begin in 2022.

2.6	Risk factors and related party transactions

2.6.1	Risk factors

The risk factors are of the same nature as those appearing in the 2020 Annual Financial Report in Appendix 2 “Risks and uncertainties to which the Company is confronted”.

Half-year financial report as of June 30, 2021

2.6.2	Transactions between related parties

Transactions with related parties are of the same nature as those appearing in the 2020 Annual Financial Report in paragraph 2.4.11 and in Note 20 “Related parties” of part 3: “Consolidated financial statements prepared in accordance with IFRS for the financial year ended December 31, 2020” and in Note 19 “Related parties” of section 4: “Annual financial statements of BIOPHYTIS SA for the financial year ended December 31, 2020”.

Half-year financial report as of June 30, 2021

3.	Summarized consolidated half-year financial statements under IFRS for the six-month period ended June 30, 2021

Statements of consolidated financial position

		AS OF
(amounts in thousands of euros)	NOTES	DECEMBER 31, 2020 (as restated) (1)	JUNE 30, 2021
ASSETS
Patents and software	3	2,673	2,583
Property, plant and equipment	4	114	103
Other non-current financial assets	5, 9	413	427
Total non-current assets		3,200	3,113

Other receivables	7, 9	5,239	9,214
Other current financial assets	6, 9	12,924	424
Cash and cash equivalents	8, 9	5,847	22,987
Total current assets		24,010	32,625

TOTAL ASSETS		27,210	35,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	10	20,151	23,162
Premiums related to the share capital		22,538	18,191
Treasury shares		(42)	(48)
Foreign currency translation adjustment		(72)	(69)
Accumulated deficit - attributable to shareholders of Biophytis		(14,759)	(21,990)
Net loss - attributable to shareholders of Biophytis		(25,517)	(13,245)
Shareholders' equity - attributable to shareholders of Biophytis		2,299	6,001
Non-controlling interests		(31)	(31)
Total shareholders' equity		2,268	5,970

Liabilities
Employee benefit obligations	13	188	202
Non-current financial liabilities	9, 12	1,833	1,141
Total non-current liabilities		2,021	1,343

Current financial liabilities	9, 12	13,219	17,024
Provisions	14	2	1,511
Trade payables	9, 15.1	7,985	7,938
Tax and social liabilities	15.2	1,446	1,455
Other creditors and miscellaneous liabilities	15.3	269	497
Total current liabilities		22,921	28,425

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		27,210	35,738

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report as of June 30, 2021

Statements of condensed consolidated operations

		FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros, except share and per share data)	NOTES	2020 (as restated) (1)	2021
Revenue		-	-
Cost of sales		-	-
Gross margin		-	-

Research and development expenses, net	16.1	(5,192)	(7,594)
General and administrative expenses	16.2	(2,003)	(2,919)
Operating loss		(7,195)	(10,513)

Financial expenses		(1,088)	(2,064)
Financial income		1	23
Change in fair value of convertible notes		(5,417)	(691)
Net financial expense	17	(6,504)	(2,732)

Loss before taxes		(13,699)	(13,245)

Income taxes		-	-
Net loss for the period		(13,699)	(13,245)

Attributable to shareholders of Biophytis		(13,699)	(13,245)
Non-controlling interests		-	-

Basic and diluted weighted average number of shares outstanding		37,211,432	110,680,727
Basic loss per share (€/share)	18	(0.37)	(0.12)
Diluted loss per share (€/share)	18	(0.37)	(0.12)

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report as of June 30, 2021

Statements of condensed consolidated comprehensive loss

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020 (as restated) (1)	2021
Net loss for the period	(13,699)	(13,245)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	19	7
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	4	3
Other comprehensive income (loss)	23	10

Total comprehensive loss	(13,676)	(13,235)

Attributable to shareholders of Biophytis	(13,676)	(13,235)
Non-controlling interests	-	-

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report as of June 30, 2021

Statements of changes in condensed consolidated shareholders’ equity

(amounts in thousands of euros, except share data)	Notes	Share capital – number of shares	Share capital	Premiums related to the share capital	Accumulated deficit and net loss	Foreign currency translation adjustment	Share based payment	Split accounting impact related to convertible notes and warrants attached to non- convertible bonds	Treasury Shares	Shareholders' equity - Attributable to shareholders of Biophytis	Non- controlling interests	Shareholders' equity
As of January 1, 2020 (as restated) (1)		23,963,254	4,793	45,478	(64,104)	(82)	4,736	944	(17)	(8,253)	(31)	(8,284)
Net loss for the period (as restated)(1)		-	-	-	(13,699)	-	-	-	-	(13,699)	-	(13,699)
Other comprehensive income		-	-	-	19	4	-	-	-	23	(1)	22
Total comprehensive income (loss)		-	-	-	(13,680)	4	-	-	-	(13,676)	(1)	(13,676)
Conversion of convertible notes	12	8,638,272	1,728	3,303	-	-	-	-	-	5,028	-	5,028
Share capital increase	10	18,454,677	3,690	3,656	-	-	-	-	-	7,347	-	7,347
Exercise of warrants	10	3,778,775	756	265	-	-	-	-	-	1,021	-	1,021
Subscription of warrants		-	-	449	-	-	-	-	-	449	-	449
Allocation of premiums to retained earnings (2)		-	-	(44,047)	44,047	-	-	-	-	-	-	-
Treasury shares movements, net	10	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Gains and losses, net related to treasury shares		-	-	-	18	-	-	-	-	18	-	18
Equity settled share-based payments	11	-	-	-	-	-	386	-	-	386	-	386
Costs incurred in relation to equity transactions	10	-	-	(863)	-	-	-	-	-	(863)	-	(863)
As of June 30, 2020 (as restated) (1)		54,834,978	10,967	8,240	(33,720)	(78)	5,122	944	(42)	(8,568)	(31)	(8,600)
As of January 1, 2021 (as restated) (1)		100,757,097	20,151	22,538	(46,739)	(72)	5,521	944	(42)	2,299	(31)	2,268
Net loss for the period		-	-	-	(13,245)	-	-	-	-	(13,245)	-	(13,245)
Other comprehensive income		-	-	-	7	3	-	-	-	10	-	10
Total comprehensive income (loss)		-	-	-	(13,238)	3	-	-	-	(13,235)	-	(13,235)
Conversion of convertible notes	12	1,199,868	240	860	-	-	-	-	-	1,100	-	1,100
Share capital increase	10	12,000,000	2,400	14,184	-	-	-	-	-	16,584	-	16,584
Exercise of warrants	10	1,852,276	370	368	-	-	-	-	-	738	-	738
Treasury shares movements, net	10	-	-	-	-	-	-	-	(6)	(6)	-	(6)
Allocation of premiums to retained earnings		-	-	(17,505)	17,505	-	-	-	-	-	-	-
Gains and losses, net related to treasury shares		-	-	-	20	-	-	-	-	20	-	20
Equity settled share-based payments	11	-	-	-	-	-	754	-	-	754	-	754
Costs incurred in relation to equity transactions	10	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)
As of June 30, 2021		115,809,241	23,162	18,191	(42,453)	(69)	6,275	944	(48)	6,001	(31)	5,970

(1)	Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements
(2)	The general meeting held on May 28, 2020 decided the allocation of premiums to accumulated deficit

Half-year financial report at June 30, 2021

Statements of consolidated cash flows

		FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	NOTES	2020 (as restated) (1)	2021
Cash flows from operating activities
Net loss for the period		(13,699)	(13,245)
Adjustments to reconcile net loss to cash flows used in operating activities
Amortization and depreciation of intangible and tangible assets	3, 4	134	130
Additions of provisions, net of reversals	13, 14	16	1,529
Expenses associated with share-based payments	11	386	754
Financial interest and conversion settled with cash	17	337	190
Changes in fair value of convertible notes	17	5,417	691
Financial indemnity, net, Negma	17	-	167
Proceeds from grants		-	260
Interests on investment accounts		(1)	(3)
Unwinding of conditional advances and other financial expenses		615	16
Amortized cost of convertible notes and non-convertible bonds	17	104	62

Operating cash flows before change in working capital requirements		(6,690)	(9,449)

(+) Change in working capital requirements (net of depreciation of trade receivables and inventories)		6,906	(4,041)
(Increase) decrease in other non-current financial assets		3	-
(Increase) decrease in other receivables		4,574	(3,971)
Increase (decrease) in trade payables		2,090	(48)
Increase (decrease) in tax and social security liabilities		248	9
Increase (decrease) in other creditors and miscellaneous liabilities		(9)	(32)

Cash flows (used in) from operating activities		216	(13,491)

Cash flows used in investing activities
Acquisition of intangible and tangible assets	3, 4	(1)	(29)
Interests on investment accounts		1	3
Sale of term deposit classified as other current financial assets	8	-	12,500
Cash flows (used in) from investing activities		-	12,474

Cash flows from financing activities
Proceeds from share capital increase, net of Negma indemnity (1)	10	7,346	16,584
Costs paid in relation to equity transactions	10	(863)	(2,253)
Net contractual penalties received from (paid to) Negma	14	(385)	(1,077)
Subscription of warrants (BSA)	10	271	-
Exercise of warrants (BSA) and founders’ warrants (BSPCE)	10	567	738
Reimbursement of the prefinanced CIR receivables, net of guarantee deposit	12	(4,809)	-
Proceeds from conditional advances	12.1	-	400
Repayment of conditional advances	12.1	-	(136)
Financial interest paid		(337)	(190)
Proceeds from the issuance of non-convertible bonds and convertible notes	12.2	5,820	5,820
Repayment of non-convertible bonds	12.2	(1,567)	(1,731)
Cost incurred in relation to the issuance of convertible notes and non-convertible bonds		(414)	-
Change in short-term bank overdrafts	12	(5)	-
Cash flows (used in) from financing activities		5,624	18,155

Net effect of exchange rate changes on cash and cash equivalents		6	2

Decrease in cash and cash equivalents		5,846	17,140

Cash and cash equivalents at the beginning of the period	8	6,337	5,847
Cash and cash equivalents at the end of the period	8	12,183	22,987

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report at June 30, 2021

Notes to the condensed interim consolidated financial statements

(Unless otherwise noted, the condensed consolidated half-year financial statements are presented in thousands of euros. Some amounts may be rounded for the calculation of financial information contained in the Financial Statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.)

Note 1: General information about the Company

Incorporated in September 2006, Biophytis is a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID - 19.

Sarconeos (BIO101), the Company’s leading drug candidate, is a small molecule, administered orally, currently in clinical Phase 2b in sarcopenia (SARA-INT) in the United States and Europe. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

Since April 2020, Sarconeos (BIO101) is also being developed as a treatment for patients with COVID-19 related respiratory failure in a Phase 2/3 clinical study (COVA) in the United States, Europe and Latin America.

Biophytis is a French joint stock company (société anonyme) and has its registered office located at 14, avenue de l’Opéra, 75001 Paris, France (register Number at the Company’s house: 492 002 225 RCS PARIS). The Company's ordinary shares are listed on the Euronext Growth Paris market (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on the Nasdaq (Ticker BPTS - ISIN: US09076G1040).

Biophytis and its subsidiaries are referred to hereinafter as “Biophytis,” or the “Company.”

The following information constitutes the Notes to the condensed interim financial statements for the six-month period ended June 30, 2021 with comparative information required under IAS 34 Interim Financial Reporting.

The unaudited condensed consolidated interim financial statements of Biophytis, or the “Financial Statements”, have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s Board of Directors on October 22, 2021.

Note 2: Accounting principles, rules and methods

2.1 Statement of compliance

The Company has prepared its Financial Statements for the six-month periods ended June 30, 2021 and June 30, 2020 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Boards, or IASB. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (IFRS Interpretations Committee, or IFRS IC, and Standing Interpretations Committee, or SIC), whose application is mandatory for the periods presented.

The Financial Statements for the six-month periods ended June 30, 2021 have been prepared in accordance with the international accounting standard IAS 34 Interim financial reporting. The financial information may not be indicative of other periods or results to be expected for the full year.

Half-year financial report at June 30, 2021

Due to the listing of ordinary shares of the Company on Euronext Growth Paris (formerly known as Alternext Paris) and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Financial Statements of the Company are also prepared in accordance with IFRS as adopted by the European Union, or EU, whose application is mandatory for the periods presented.

As of June 30, 2021, all IFRS that the IASB has published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Financial Statements comply with IFRS as issued by the IASB and as adopted by the EU.

2.2 Going concern

The Board of Directors approved the Financial Statements on a going concern basis despite the loss of €13.2 million for the six-month period ended June 30, 2021. This analysis takes into account:

Cash and cash equivalents as of June 30, 2021 amounted to 23.0 million.

The potential use of a funding line of convertible notes established in April 2020 with Atlas that could generate up to €9 million of additional funding (3 tranches with a nominal value of €3 million each, see Note 12.2); and

The potential use of a funding line of convertible notes established in June 2021 with Atlas that could generate up to €32 million of additional funding (8 tranches with a nominal value of €4 million each, see Note 12.2).

The Company believes that the level of cash and cash equivalents, supplemented by the use of existing lines of credit, is sufficient to cover the Company's cash requirements for the next 12 months from the date of approval of the Financial Statements.

2.3 Accounting methods

The accounting principles adopted for the Financial Statements as of and for the six-month period ended June 30, 2021 are the same as for the year ended December 31, 2020 with the exception of the following new standards, amendments and interpretations whose application was mandatory for the Company as of January 1, 2021:

•	Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16 - Benchmark Interest Rates Reform: Phase 2 issued on August 27, 2020.

Adoptions of these standards have not had a material impact on the Financial Statements.

Recently issued accounting pronouncements that may be relevant to the Company’s operations but have not yet been adopted are as follows:

•	Amendments to IFRS 16 Leases: Covid-19-Related Rent Concessions beyond June 30, 2021 issued on March 31, 2021 and whose application is for annual reporting periods beginning on or after April 1, 2021;

•	Amendments to IFRS 3 Business combinations, IAS 16 Property, Plant and Equipment and IAS 37 Provisions, Contingent Liabilities and Contingent Assets, Annual improvements 2018-2020, all issued on May 14, 2020 and whose application is for annual reporting periods beginning on or after January 1, 2022;

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued on January 23, 2020 and July 15, 2020 respectively and whose application is for annual reporting periods beginning on or after January 1, 2023;

Half-year financial report at June 30, 2021

•	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies issued on February 12, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023;

•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates issued on February 12, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023; and

•	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction issued on May 7, 2021 and whose application is for annual reporting periods beginning on or after January 1, 2023.

The Company has not early adopted these new accounting standards, amendments and interpretations. It currently does not anticipate any significant impact on its Financial Statements at adoption date.

Half-year financial report at June 30, 2021

2.4 Restatements of Previously Issued Financial Statements

Pursuant to the provisions of IAS 8, the Company has decided following the review by and discussions with the Company’s independent registered public accounting firm, that it is necessary to restate the Company’s previously issued consolidated financial statements for the 2019 and 2020 financial years and for the half year financial report as of and for the six-months ended June 30, 2020 and to apply these restatements to the half year financial report as of and for the six-months ended June 30, 2021 in order to make certain corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

These technical corrections address the inappropriate historical accounting practices relating to notes convertible into ordinary shares and/or redeemable for cash with attached warrants issued to convertible noteholders.

The fair values historically attributed to the attached warrants as well as the derivatives embedded in the convertible bonds and to the shares issued upon conversion were incorrect, and consequently induce material impacts on certain financial statement line items.

As part of the reassessment of the fair value of the embedded derivatives, it was determined that the Company could not reliably estimate separately their fair value and therefore concluded that the entire hybrid contracts should be measured at fair value through profit or loss.

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2020 and 2019 and for the years then ended. The previously reported amounts reflect those included in the annual financial report as of and for the year ended December 31, 2020. These amounts are labelled as “As filed” in the tables below. The amounts labelled “Restatement” represent the effects of this restatement due to the corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

See note 12.2 and note 14.

Summary of the Restatement Adjustments

The following tables summarize the impact of the restatement on our financial statements for the years ended December 31, 2019 and 2020 and June 30, 2020.

	Twelve months period ended December 31, 2019				Twelve months period ended December 31, 2020
	As filed	Restatements	As restated	As filed	Restatements	As restated
Statement of consolidated financial position
Total shareholders’ equity	(7,526)	(758)	(8,284)	6,832	(4,564)	2,268
Non-current liabilities	5,540	-	5,540	2,021	-	2,021
Current financial liabilities	9,846	1,211	11,057	7,262	5,957	13,219
Provisions	-	-	-	1,396	(1,394)	2
Derivative instruments	451	(451)	-	-	-	-
Total liabilities and shareholders’ equity	17,672	-	17,672	27,210	-	27,210

Statement of consolidated financial operations
Operating loss	(15,682)	-	(15,682)	(13,942)	-	(13,942)
Net financial expenses	(2,134)	(1,210)	(3,344)	(3,112)	(8,463)	(11,575)
Income taxes benefit	28	52	80	-	-	-
Net loss	(17,788)	(1,158)	(18,946)	(17,054)	(8,463)	(25,517)

Half-year financial report at June 30, 2021

	Six months period ended June 30, 2020
	As filed	Restatements	As restated
Statement of consolidated financial position
Total shareholders’ equity	(4,438)	(4,163)	(8,601)
Non-current liabilities	3,873	-	3,873
Current financial liabilities	7,622	4,627	12,249
Provisions	266	(266)	-
Derivative instruments	198	(198)	-
Total liabilities and shareholders’ equity	18,848	-	18,848

Statement of consolidated financial operations
Operating loss	(7,461)	266	(7,195)
Net financial expenses	(1,999)	(4,505)	(6,504)
Income taxes benefit	-	-	-
Net loss	(9,460)	(4,239)	(13,699)

The results released in the press release on September 17, 2021 have been revised to reflect the impact of the accounting matters resulting in the restatement relative to the six-month period ended June 30, 2021.

Six-months period ended June 30, 2020 and year ended December 31, 2020

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2020 and for the year then ended and as of and for the six-months ended June 30, 2020. The previously reported amounts reflect those included in the annual financial report as of and for the year ended December 31, 2020 and the half year financial report as of and for the six-months ended June 30, 2020. These amounts are labelled as “As Filed” in the tables below. The amounts labelled “Restatement” represent the effects of this restatement due to the corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

Half-year financial report at June 30, 2021

Statement of Consolidated Financial Position

	AS OF DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
ASSETS
Total non-current assets	3,200	-	3,200

Total current assets	24,010	-	24,010

TOTAL ASSETS	27,210	-	27,210

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	20,151	-	20,151
Premiums related to the share capital	17,821	4,717	22,538
Treasury shares	(42)	-	(42)
Foreign currency translation adjustment	(72)	-	(72)
Accumulated deficit - attributable to shareholders of Biophytis	(13,941)	(818)	(14,759)
Net income (loss) - attributable to shareholders of Biophytis	(17,054)	(8,463)	(25,517)
Shareholders' equity - attribuable to shareholders of Biophytis	6,863	(4,564)	2,299
Non-controlling interests	(31)	-	(31)
Total shareholders' equity	6,832	(4,564)	2,268

Total non-current liabilities	2,021	-	2,021

Current financial liabilities	7,262	5,958	13,219
Provisions	1,396	(1,394)	2
Trade payables	7,985	-	7,985
Tax and social liabilities	1,446	-	1,446
Other creditors and miscellaneous liabilities	268	-	269
Total current liabilities	18,357	4,564	22,921

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,210	-	27,210

Half-year financial report at June 30, 2021

	AS OF JUNE 30, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
ASSETS
Total non-current assets	3,091	-	3,091

Total current assets	15,757	-	15,757

TOTAL ASSETS	18,848	-	18,848

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	10,967	-	10,967
Premiums related to the share capital	7,163	1,076	8,240
Treasury shares	(42)	-	(42)
Foreign currency translation adjustment	(78)	-	(78)
Accumulated deficit - attributable to shareholders of Biophytis	(12,956)	(1,000)	(13,956)
Net income (loss) - attributable to shareholders of Biophytis	(9,460)	(4,239)	(13,699)
Shareholders' equity - attribuable to shareholders of Biophytis	(4,406)	(4,163)	(8,568)
Non-controlling interests	(32)	-	(32)
Total shareholders' equity	(4,438)	(4,163)	(8,600)

Total non-current liabilities	3,872	-	3,872

Current financial liabilities	7,622	4,627	12,248
Provisions	266	(266)	-
Trade payables	9,595	-	9,595
Tax and social liabilities	1,511	-	1,511
Derivative liabilities	198	(198)	-
Other creditors and miscellaneous liabilities	222	-	222
Total current liabilities	19,414	4,163	23,576

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	18,848	-	18,848

Half-year financial report at June 30, 2021

Statement of Consolidated Operations

		FOR THE YEAR ENDED DECEMBER 31, 2020
(amounts in thousands of euros)	Note	As filed	Restatements	As restated
Gross margin		-	-	-

Research and development expenses, net		(9,921)	-	(9,921)
General and administrative expenses		(4,021)	-	(4,021)
Operating loss		(13,942)	-	(13,942)

Financial expenses		(6,364)	4,833	(1,531)
Financial income		421	(387)	34
Change in fair value of convertible notes		2,831	(12,911)	(10,080)
Net Financial expense		(3,112)	(8,463)	(11,575)

Loss before taxes		(17,054)	(8,463)	(25,517)

Income taxes benefit		-	-	-
Net loss		(17,054)	(8,463)	(25,517)

Attributable to shareholders of Biophytis		(17,054)	(8,463)	(25,517)
Non-controlling interests		-	-	-

Basic and diluted weighted average number of shares outstanding		59,974,486	59,974,486	59,974,486
Basic loss per share (€/share)		(0.28)	(0.15)	(0.43)
Diluted loss per share (€/share)		(0.28)	(0.15)	(0.43)

	FOR THE YEAR ENDED DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the year	(17,054)	(8,463)	(25,517)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	(14)	-	(14)
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	10	-	10
Other comprehensive income (loss)	(4)	-	(4)

Total comprehensive loss	(17,058)	(8,463)	(25,521)

Half-year financial report at June 30, 2021

	FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Gross margin	-	-	-

Research and development expenses, net	(5,192)	-	(5,192)
General and administrative expenses	(2,269)	266	(2,003)
Operating loss	(7,461)	266	(7,195)

Financial expenses	(4,289)	3,201	(1,088)
Financial income	1	-	1
Change in fair value of convertible notes	2,289	(7,706)	(5,417)
Net Financial expense	(1,999)	(4,505)	(6,504)

Loss before taxes	(9,460)	(4,239)	(13,699)

Income taxes benefit	-	-	-
Net loss	(9,460)	(4,239)	(13,699)

Attributable to shareholders of Biophytis	(9,460)	(4,239)	(13,699)
Non-controlling interests	-	-	-

Basic and diluted weighted average number of shares outstanding	37,211,432	-	37,211,432
Basic loss per share (€/share)	(0.25)	(0.12)	(0.37)
Diluted loss per share (€/share)	(0.25)	(0.12)	(0.37)

	FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the period	(9,460)	(4,239)	(13,699)
Items that will not be reclassified to profit or loss
Actuarial gains and losses	19	-	19
Items that will be reclassified to profit or loss
Foreign currency translation adjustment	4	-	4
Other comprehensive income (loss)	23	-	23

Total comprehensive loss	(9,437)	(4,239)	(13,676)

Half-year financial report at June 30, 2021

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	AS OF DECEMBER 31, 2020
	As filed	Restatements	As restated
(amounts in thousands of euros)	Shareholders’ equity - Attributable to shareholders of Biophytis
As of January 1, 2020	(7,495)	(758)	(8,253)
Net loss for the period	(17,054)	(8,463)	(25,517)
Other comprehensive income (loss)	(4)	-	(4)
Total comprehensive income (loss)	(17,058)	(8,463)	(25,521)
Conversion of convertible notes	8,841	5,871	14,712
Share capital increase	24,880	(1,394)	23,486
Exercise of warrants (BSA) and founders' warrants (BSPCE)	1,315	-	1,315
Subscription of warrants (BSA)	449	-	449
Allocation of premiums to retained earnings	-	-	-
Treasury shares movements, net	(25)	-	(25)
Gains and losses, net related to treasury shares	61	-	61
Equity settled share-based payments	785	-	785
Biophytis shares to be received from Negma	(1,394)	182	(1,212)
Cost incurred in relation to public offering on the NASDAQ	(787)	-	(787)
Cost incurred in relation to equity transaction	(2,709)	-	(2,709)
As of December 31, 2020	6,863	(4,564)	2,299

	AS OF JUNE 30, 2020
	As filed	Restatements	As restated
(amounts in thousands of euros)	Shareholders’ equity - Attributable to shareholders of Biophytis
As of January 1, 2020	(7,495)	(758)	(8,253)
Net loss for the period of six month	(9,460)	(4,239)	(13,699)
Other comprehensive income (loss)	23	-	23
Total comprehensive income (loss)	(9,437)	(4,239)	(13,676)
Conversion of convertible notes	2,799	2,229	5,028
Share capital increase	8,741	(1,394)	7,347
Exercise of warrants (BSA) and founders' warrants (BSPCE)	1,021	-	1,021
Subscription of warrants (BSA)	449	-	449
Allocation of premiums to retained earnings	-	-	-
Treasury shares movements, net	(25)	-	(25)
Gains and losses, net related to treasury shares	18	-	18
Equity settled share-based payments	386	-	386
Cost incurred in relation to equity transaction	(863)	-	(863)
As of June 30, 2020	(4,406)	(4,161)	(8,568)

Half-year financial report at June 30, 2021

Statement of Consolidated Cash flows

	AS OF DECEMBER 31, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the period	(17,054)	(8,463)	(25,517)
Amortization and depreciation of intangible and tangible assets	280	-	280
Additions of provisions, net of reversals	1,428	(1,394)	34
Expenses associated with share-based payments	785	-	785
Financial interests and conversion settled with cash payment	118	510	628
Changes in fair value of convertible notes	(2,831)	12,911	10,080
Financial indemnity, net, NEGMA	(34)	-	(34)
Interest on investment accounts	(1)	-	(1)
Unwinding of conditional advances and other financial expenses	65	387	452
Amortized cost of non-convertible bonds	4,374	(4,185)	189
Operating cash flows before change in working capital requirements	(12,871)	(233)	(13,104)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(3,007)	(354)	(3,361)

Cash flows from operating activities	(9,864)	121	(9,743)

Cash flows used in investing activities	(12,713)	-	(12,713)

Cash flows from financing activities
Proceeds from share capital increase, net of NEGMA indemnity	23,486	-	23,486
Costs paid in relation to equity transactions	(3,496)	-	(3,496)
Net financial indemnity received from (paid to) NEGMA	34	-	34
Subscription of warrants (BSA)	271	-	271
Exercise of warrants (BSA) and founders' warrants (BSPCE)	862	-	862
Proceeds from research tax credit prefinancing, net of guarantee deposit	1,964	-	1,964
Reimbursement of the prefinanced CIR receivables, net of the guarantee deposit	(4,589)		(4,589)
Proceeds from conditional advances, net of repayment	(136)	-	(136)
Financial interests paid	(908)	280	(628)
Proceeds from the issuance of convertible notes and non-convertible bonds	9,000	(270)	8,730
Repayment of non-convertible bonds	(3,964)	750	(3,214)
Repayment of convertible notes		(863)	(863)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	(435)	(18)	(453)
Change in short-term bank overdrafts	(15)	-	(15)
Cash flows from financing activities	22,074	(121)	21,953

Net effect of exchange rate changes on cash and cash equivalents	13	-	13

Increase (decrease) in cash and cash equivalents	(490)	-	(490)

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	6,337	-	6,337
Cash and cash equivalents at the end of the period (including bank overdrafts)	5,847	-	5,847

Half-year financial report at June 30, 2021

	FOR THE SIX-MONTHS PERIOD ENDED JUNE 30, 2020
(amounts in thousands of euros)	As filed	Restatements	As restated
Net loss for the period	(9,460)	(4,239)	(13,699)
Amortization and depreciation of intangible and tangible assets	134	-	134
Additions of provisions, net of reversals	283	(266)	16
Expenses associated with share-based payments	386	-	386
Financial interests and conversion settled with cash	337	-	337
Changes in fair value of convertible notes	(2,289)	7,706	5,417
Financial indemnity, net, Negma	1,779	(1,779)	-
Interest on investment accounts	(1)	-	(1)
Unwinding of conditional advances and other expenses	7	608	615
Amortized cost of convertible and non-convertible bonds	1,954	(1,850)	104
Operating cash flows before change in working capital requirements	(6,869)	180	(6,690)

(-) Change in working capital requirements (net of depreciation of trade receivables and inventories)	(6,906)	-	(6,906)

Cash flows from operating activities	37	180	216

Cash flows used in investing activities	-	-	-

Cash flows from financing activities
Proceeds from share capital increase, net of Negma indemnity	7,346	-	7,346
Costs paid in relation to equity transactions	(863)	-	(863)
Net financial indemnity received from (paid to) Negma	(385)	-	(385)
Subscription of warrants (BSA)	271	-	271
Exercise of warrants (BSA) and founders' warrants (BSPCE)	567	-	567
Reimbursement of the prefinanced CIR receivables, net of the guarantee deposit	(4,809)	-	(4,809)
Financial interests paid	(337)	-	(337)
Proceeds from the issuance of convertible notes and non-convertible bonds	6,000	(180)	5,820
Repayment of convertible notes and non-convertible bonds	(1,567)	-	(1,567)
Costs incurred in relation to the issuance of convertible notes and non-convertible bonds	(414)	-	(414)
Change in short-term bank overdrafts	(5)	-	(5)
Cash flows from financing activities	5,804	(180)	5,624

Net effect of exchange rate changes on cash and cash equivalents	6	-	6

Increase (decrease) in cash and cash equivalents	5,846	-	5,846

Cash and cash equivalents at the beginning of the period (including bank overdrafts)	6,337	-	6,337
Cash and cash equivalents at the end of the period (including bank overdrafts)	12,183	-	12,183

Year ended December 31, 2019

The following presents a reconciliation of the impacted shareholders’ equity line items as filed to the restated amounts as of December 31, 2019 and for the year then ended. The previously reported amounts reflect those included in the annual financial report as of and for the year ended December 31, 2020. These amounts are labelled as “As Filed” in the tables below. The amounts labelled “Restatement” represent the effects of this restatement due to the corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

Half-year financial report at June 30, 2021

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	AS OF DECEMBER 31, 2019
	As filed	Restatements	As restated
(amounts in thousands of euros)	Shareholders’ equity - Attributable to shareholders of Biophytis
As of January 1, 2019	7,037	-	7,037
Net loss for the period	(17,788)	(1,158)	(18,946)
Other comprehensive income (loss)	69	-	69
Total comprehensive income (loss)	(17,719)	(1,158)	(18,878)
Conversion of convertible notes	2,629	241	2,871
Issuance of warrants (BSA) attached to convertible bonds	75	211	286
Deferred tax liabilities on the issuance of warrants (BSA)	(28)	(52)	(80)
Treasury shares movements, net	134	-	134
Gains and losses, net related to treasury shares	(131)	-	(131)
Equity settled share-based payments	63	-	63
Cost incurred in relation to equity transaction	445	-	445
As of December 31, 2019	(7,495)	(758)	(8,253)

2.5 Translation of the financial statements of foreign subsidiaries

The financial statements of entities whose functional currency is not the euro are translated as follows:

•	assets and liabilities are translated using the closing rate of the period;

•	income statement items are translated using the average rate of the period; and

•	equity items are translated using the historical rate.

The exchange differences arising on translation are directly recognized in shareholders’ equity under “Foreign currency translation adjustment.”

The exchange rates used for the preparation of the Financial Statements are as follows:

	Closing rate AS OF		Average rate for the Six-month period ended
EXCHANGE RATE	DECEMBER 31, 2020	JUNE 30, 2021	JUNE 30, 2020	JUNE 30, 2021
BRL	6.3735	5.9050	5.4104	6.4902
USD	1.2271	1.1884	1.1020	1.2053

2.6 Use of judgments and estimates

To prepare the financial statements in accordance with the IFRS, the main judgements and estimates made by the Company’s management as well as the main assumptions are consistent with those applied in preparing the annual financial statements as of December 31, 2020 as restated.

Such estimates are based on the assumption of going concern and are based on the information available at the time of their preparation.

Half-year financial report at June 30, 2021

2.7 Impact of the Covid-19 health crisis on the June 30, 2021 accounts

The pandemic did not have a significant impact on the Company’s operations in the beginning and for most of 2020. Like most companies, the Company has had to adapt its organization and operations to the constraints imposed by lockdown measures, in particular by implementing teleworking.

With the persistence of the crisis, the occurrence of the second and then the third wave of the pandemic, the constraints imposed by the regulatory authorities (FDA and EMA) had a negative impact on the conduct of the Company’s clinical trials.

•	Regarding the SARA-INT programme:

Despite adapting the clinical protocol to bring treatment to patients' homes, thus limiting their trips to the hospital, about 50% of patients were unable to complete the 400-meter (400MWT) walking test, which is the primary measure of sarconeos ' effectiveness (BIO101) in the study. This resulted in a loss of statistical power of Phase 2 of the study, which results and conclusions were published on August 2, 2021 by the Company.

•	Regarding the MYODA program:

At the end of 2019, the Company obtained approval to start the MYODA clinical trial in Duchenne disease with Sarconeos (BIO101). Unfortunately, for young patients with severe comorbidities, the study could not start for so long as the pandemic persisted.

Half-year financial report at June 30, 2021

Note 3: Patents and software

(amounts in thousands of euros)	Patents	Software	Total
GROSS AMOUNT
As of January 1, 2021	3,380	32	3,412
Addition	2	-	2
Disposal	-	-	-
As of June 30, 2021	3,382	32	3,414

AMORTIZATION
As of January 1, 2021	715	24	739
Increase	88	4	92
Decrease	-	-	-
As of June 30, 2021	803	28	831

NET BOOK VALUE
As of January 1, 2021	2,665	8	2,673
As of June 30, 2021	2,579	4	2,583

No impairment was recognized on the intangible assets of the Company during the six-month periods ended June 30, 2021 and 2020, respectively. The Company determined that there was limited impact of the COVID-19 pandemic on the Company’s assets.

The Company co-owns certain patents with state-owned partners.

As part of the Intellectual Property agreement signed with the Company's CEO (see Note 19.2) and its amendment, the total patent rights acquired from the Company's CEO as of June 30, 2021 amounted to €1,080 thousand and are amortized over a 19-year period.

During the six-months period ended June 30, 2021, the change in intangible assets is mainly due to the amortization of the patents.

Half-year financial report at June 30, 2021

Note 4: Property, plant and equipment

(Amounts in thousands of euros)	Equipment and tooling	Equipment and tooling (right of use)	Fixture and fittings	Office, IT equipment, furniture	Total
GROSS AMOUNT
As of January 1, 2021	297	181	85	94	657
Addition	-	-	27	-	27
Disposal	-	-	-	-	-
Exchange effect	4	-	1	1	6
As of June 30, 2021	301	181	113	95	690

DEPRECIATION
As of January 1, 2021	212	180	85	67	544
Increase	20	1	11	5	37
Decrease	-	-	-	-	-
Exchange effect	4	-	1	1	6
As of June 30, 2021	236	181	97	73	587

NET BOOK VALUE
As of January 1, 2021	85	1	-	26	114
As of June 30, 2021	65	-	16	22	103

No impairment was recognized on property, plant and equipment of the Company during the six-month periods ended June 30, 2021, and 2020, respectively.

Note 5: Other non-current financial assets

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Cash reserve related to the liquidity agreement	80	94
Guarantee deposit related to the non-convertible bonds	320	320
Miscellaneous	13	13
Total other non-current financial assets	413	427

Note 6: Other current financial assets

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Guarantee deposit as part of the research tax credit prefinancing from NEFTYS (see Note 12)	424	424
Short term deposits	12,500	-
Total other current financial assets	12,924	424

Half-year financial report at June 30, 2021

As of December 31, 2020, the Company owned three short-term deposits for a total amount of €12,500 thousand with an initial maturity of 6 months:

•	A short-term deposit of €1,000 thousand with a maturity in March 2021 and an interest rate of 0.05%;

•	A short-term deposit of €3,000 thousand with a maturity in March 2021 and an interest rate of 0.05%; and

•	A short-term deposit of €8,500 thousand with a maturity in April 7, 2021 and an interest rate of 0.02%.

In accordance with IAS 7, these short-term deposits have been recorded under current financial assets.

Note 7: Other receivables

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Research tax credit (1)	3,199	5,344
Value added tax	1,562	1,158
Prepaid expenses (2)	29	2,256
Suppliers - advances payment and debit balance	127	180
Receivable from CACEIS in relation with the exercises of BSA/BSPCE (3)	266	221
Miscellaneous	57	55
Total other receivables	5,239	9,214

(1) French Research Tax Credit (“CIR”)

CIR recorded as of June 30, 2021 includes the CIR estimated for the six-month period ended June 30, 2021 (€2,146 thousand) and the CIR for the year ended December 31, 2020 (€3,328 thousand). The CIR is estimated on the basis of the expenses that meet the eligibility criteria.

In December 2020, a portion of the CIR receivables for 2020 was prefinanced by Neftys (see note 12).

(2) Prepaid expenses mainly relate to annual insurance premium paid in February 2021 following the Company’s US IPO and listing on Nasdaq and research and studies expenses.

(3) A receivable from Caceis, a company providing financial services to institutional investors, was recognized for €266 thousand as of December 31, 2020 and for €221 thousand as of June 30, 2021 following the exercise of warrants and founders’ warrants prior to the respective closing periods.

Note 8: Cash and cash equivalents

Cash and cash equivalents are broken down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Bank accounts	3,347	12,987
Short-term deposits	2,500	10,000
Total cash and cash equivalents	5,847	22,987

As of December 31, 2020, the Company owned one short-term deposit with a maturity on January 18, 2021 and an interest rate of 0.03%. Its nominal value is €2,500 thousand.

Half-year financial report at June 30, 2021

As of June 30, 2021, the Company owned two short-term deposits:

•	A short-term deposit of €5,000 thousand with a maturity on July 1, 2021 and an interest rate of 0.02%; and

•	A short-term deposit of €5,000 thousand with a maturity on July 26, 2021 and an interest rate of 0.03%.

In accordance with IAS 7, these short-term deposits were recorded under cash and cash equivalents.

Note 9: Financial assets and liabilities and impacts on statements of consolidated operations

The Company’s financial assets and liabilities are measured as follows as of June 30, 2021:

	AS OF JUNE 30, 2021
			Value - Statement of financial position (IFRS 9)
(amounts in thousands of euros)	Value - Statement of financial position	Fair value	Fair value through profit or loss	Amortized cost
Non-current financial assets	427	427	-	427
Other receivables	9,214	9,214	-	9,214
Other current financial assets	424	424	-	424
Cash and cash equivalents	22,987	22,987	22,987	-
Total financial assets	33,052	33,052	22,987	10,065
Non-current financial liabilities	1,141	1,141	-	1,141
Current financial liabilities	17,024	17,024	11,858	5,166
Trade payables	7,938	7,938	-	7,938
Total financial liabilities	26,103	26,103	11,858	14,245

The impact of the Company’s financial assets and liabilities on the statements of consolidated operations are as follows for the six-month period ended June 30, 2020 and 2021:

	AS OF JUNE 30, 2020 (as restated) (1)		AS OF JUNE 30, 2021
(amounts in thousands of euros)	Interest	Change in fair value	Interest	Change in fair value
Profit or loss impact of liabilities
Liabilities at amortized cost: non-convertible bonds	(458)	-	(289)	-
Liabilities at fair value: convertible notes	-	(5,417)	-	(691)
Liabilities at amortized cost: advances	(8)	-	(16)	-

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

Half-year financial report at June 30, 2021

Note 10: Share capital

	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Share capital (in thousands of euros)	20,151	23,162

Number of outstanding shares	100,757,097	115,809,241

Nominal value per share (in euros)	0.20	€0.20	€

Share capital

As of June 30, 2021, the share capital of the Company was €23,161,848, divided into 115,809,241 fully subscribed ordinary shares with a nominal value of €0.20 per share.

Outstanding shares exclude warrants (“BSA”) granted to certain investors, free shares and founders’ warrants (“BSPCE”) granted to certain employees and members of the Board of Directors that have not yet vested (free shares) or been exercised (BSA and BSPCE).

As of June 30, 2021, the premiums of the Company were €30,880 thousand. This included the recognition of costs incurred as part of the Company’s US IPO in the amount of €2,253 thousand.

Changes in share capital

On February 12, 2021, Biophytis announced the closing of its US initial public offering (IPO) of American Depositary Shares (ADSs) and Nasdaq listing. The gross proceeds from the US IPO were $20,100 thousand (€16,584 thousand, using the exchange rate of €1.00 = $1.212 on February 12, 2021, the closing date) and the aggregate net proceeds to Biophytis, after deducting underwriting discounts and commissions, management fee, and other offering expenses payable by the Company, were approximately $16.35 million (€13.49 million, using the exchange rate of €1.00 = $1.212 on February 12, 2021, the closing date). All of the securities sold in the US IPO were offered by Biophytis. This transaction generated a share capital increase of €2,400 thousand and an issue premium of €14,184 thousand.

During the six-month period ended June 30, 2021, 40 bonds held by Atlas were converted into new shares generating the issuance of 1,199,868 shares with a share price of €0.20, representing a capital increase of €240 thousand and an issue premium of €860 thousand (based on the fair value of shares issued at the date of conversion).

The costs incurred during the period by the Company in connection with the US IPO in February 2021 were recognized as a reduction from shareholders’ equity for €2,253 thousand.

Following the exercise of warrants during the period, the share capital was increased by €370 thousand through the issuance of 1,852,276 new shares, with a premium totaling €368 thousand.

Half-year financial report at June 30, 2021

Note 11: Warrants and founders’ warrants

BSA warrants issued to investors

On April 3, 2020, the Company launched a public offering of share subscription warrants. The main objective of the transaction was to allow existing shareholders the ability to participate in the COVA program and the future development of the Company, and eventually to consolidate its equity.

Upon completion of the public offering, the Company issued 7,475,708 share subscription warrants, after full exercise of the extension clause.

The subscription price was €0.06 per warrant. The warrants can be exercised for a period of 5 years from April 30, 2020, at an exercise price of €0.27 per new share.

Each warrant gives its holder the right to subscribe for one new Biophytis share. Total subscriptions amounted to €449 thousand. During the six-month period ended June 30, 2021, warrants were exercised for €299 thousand.

Activity for BSA warrants issued to investors that were outstanding during the six-month period ended June 30, 2021 are summarized in the table below:

		Number of outstanding warrants
Type	Grant date	As of January 1, 2021	Granted	Exercised	Lapsed	As of June 30, 2021	Number of shares which can be subscribed
Warrants 2020	04/07/2020	3,615,566	-	(1,107,667)	-	2,507,899	2,507,899
Total		3,615,566	-	(1,107,667)	-	2,507,899	2,507,899

BSA warrants issued to Bracknor

In 2017, the Company issued warrants to Bracknor Fund Ltd with an average exercise price of €3.48 per ordinary share for the purpose of a funding line that was fully repaid and is now terminated. The number of shares that may be issued if the warrants are exercised in full is 431,184 as of June 30, 2021, and as of December 31, 2020. No warrants were exercised during these reporting periods.

BSA warrants issued to Negma

See note 12.2

BSA warrants issued pursuant to equity-compensation plan

The following table summarizes the data related to the warrants issued pursuant to equity-compensation plans as well as the assumptions adopted for valuation in accordance with IFRS 2:

		Characteristics			Assumptions
Type	Grant date	Number of warrants granted	Maturity date	Exercise price	Volatility	Risk-free rate	IFRS2 Initial valuation (Black-Scholes) in thousands of euros
Warrants 2017	07/21/2017	72,000	07/21/2021	€3.30	59.95%	-0.62%	153

All BSA warrants issued pursuant to equity-compensation plans were fully vested on the grant date.

Half-year financial report at June 30, 2021

Activity for BSA warrants issued pursuant to equity-compensation plans that were outstanding during the six-month period ended June 30, 2021 are summarized in the table below:

		Number of outstanding warrants
Type	Grant date	As of January 1, 2021	Granted	Exercised	Lapsed	As of June 30, 2021	Number of shares which can be subscribed
Warrants 2017	07/21/2017	72,000	-	-	-	72,000	72,000
Total		72,000	-	-	-	72,000	72,000

Founders’ warrants (“BSPCE”)

The following table summarizes the data related to BSPCE founder’s warrants issued as well as the assumptions used for valuation in accordance with IFRS 2:

		Characteristics			Assumptions
Type	Grant date	Number of warrants granted	Maturity date	Exercise price	Volatility	Risk-free rate	IFRS 2 Initial valuation (Black-Scholes) in thousands of euros
Founders’ warrants2017-1	07/21/2017	227,000	07/21/2021	€3.30	54.07%	-0.53%	347
Founders’ warrants2017-2	07/21/2017	127,000	07/21/2021	€3.30	57.25%	-0.65%	421
Founders’ warrants2019-1	04/03/2020	1,333,333	04/03/2026	€0.27	48.36%	-0.62%	674
Founders’ warrants2019-2	04/03/2020	666,667	04/03/2026	€0.27	53.32%	-0.56%	356
Founders’ warrants2020-1	12/22/2020	999,393	12/22/2026	€0.47	57.80%	-0.77%	508
Founders’ warrants2020-2	12/22/2020	499,696	12/22/2026	€0.47	57.91%	-0.77%	284

Activity for BSPCE founder’s warrants that were outstanding during the six-month period ended June 30, 2021 are summarized in the table below:

		Number of outstanding warrants
Type	Grant date	As of January 1, 2021	Granted	Exercised	Lapsed	As of June 30, 2021	Number of shares which can be subscribed
Founders' warrants2017-1	07/21/2017	148,000	-	-	-	148,000	148,000
Founders' warrants2017-2	07/21/2017	62,848	-	-	-	62,848	62,848
Founders’ warrants2019-1	04/03/2020	1,011,309	-	(34,305)	(33,616)	943,388	943,388
Founders’ warrants2019-2	04/03/2020	662,363	-	(17,152)	(16,808)	628,403	628,403
Founders’ warrants2020-1	12/22/2020	999,393	-	(71,477)	(67,232)	860,684	860,684
Founders’ warrants2020-2	12/22/2020	499,696	-	(35,739)	(33,616)	430,341	430,341
Total		3,383,609	-	(158,673)	(151,272)	3,073,664	3,073,664

Half-year financial report at June 30, 2021

The vesting period of these BSPCE founder’s warrants are summarized in the table below:

Type	Vesting period
Founders' warrants2017-1	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders' warrants2017-2	1/3 as of 07/21/2017 1/3 as of 07/21/2018 1/3 as of 07/21/2019
Founders' warrants2019-1	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders' warrants2019-2	1/3 as of 04/10/2020 1/3 as of 04/10/2022 1/3 as of 04/10/2024
Founders’ warrants2020-1	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024
Founders’ warrants2020-2	1/3 as of 12/22/2020 1/3 as of 12/22/2022 1/3 as of 12/22/2024

Free shares

		Characteristics			Assumptions
Type	Grant date	Number of free shares granted	Maturity date	Exercise price	Volatility	Risk-free rate	IFRS 2 Initial valuation (Black- Scholes) in thousands of euros
Free shares 2020	12/22/2020	2,500,911	N/A	N/A	N/A	N/A	2,311

Activity for the unvested free shares that were outstanding during the six-month period ended June 30, 2021 are summarized in the table below:

		Number of unvested free shares
Type	Grant date	Unvested free shares as of January 1, 2021	Granted	Vested	Cancelled	Unvested free shares as of June 30, 2021
Free shares 2020	12/22/2020	2,500,911	-	-	-	2,500,911
Total		2,500,911	-	-	-	2,500,911

The vesting period of these free shares are summarized in the table below:

Type	Vesting period
Free shares2020	Vesting period of 2 years followed by a holding period of 2 years

Half-year financial report at June 30, 2021

Stock-based compensation expense recognized for the periods presented

(amounts in thousands of euros)

	SIX-MONTH PERIOD ENDED JUNE 30, 2020				SIX-MONTH PERIOD ENDED JUNE 30, 2021
Type	Probable cost of the plan	Cumulative expenses - beginning of period	Expense for the period	Cumulative expense to date	Probable cost of the plan	Cumulative expenses - beginning of period	Expense for the period	Cumulative expense to date
Warrants 2017	153	153	-	153	153	153	-	153
Founders' warrants2017-1	347	347	-	347	347	347	-	347
Founders' warrants2017-2	369	369	-	369	369	369	-	369
Founders’ warrants2019-1	674	-	257	257	672	447	69	515
Founders’ warrants2019-2	356	-	129	129	336	52	34	86
Founders’ warrants2020-1	-	-	-	-	500	257	52	309
Founders’ warrants2020-2	-	-	-	-	250	1	26	27
Free shares2020	-	-	-	-	2,311	28	573	601
Total			386				754

Note 12: Borrowings and financial liabilities

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020 (as restated) (1)	AS OF JUNE 30, 2021
Conditional advances	893	1,141
Non-convertible bonds	940	-
Non-current financial liabilities	1,833	1,141

Conditional advances	274	280
Non-convertible bonds	3,454	2,726
Convertible notes	7,357	11,858
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables (1)	2,134	2,160
Current financial liabilities	13,219	17,024

Total financial liabilities	15,052	18,165

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

(1) Financial liabilities related to the prefinancing of a portion of the research tax credit (CIR) receivables

In December 2020, a portion of the CIR receivables for 2020 were prefinanced by FONDS COMMUN DE TITRISATION PREDIREC INNOVATION 2020 with NEFTYS CONSEIL SARL as arranger, or NEFTYS. Consequently, the Company recorded:

•	a liability for the amount due to NEFTYS at the time of CIR collection;

•	a financial asset for the amounts deducted by NEFTYS on the receivables sold (considered as a guarantee deposit, see Note 6); and

•	a current asset for the CIR research tax credit payable by the French State.

Half-year financial report at June 30, 2021

In accordance with IFRS 9, the financial liability due to NEFTYS was determined using the amortized cost method for €2,134 thousand and €2,160 thousand as of December 31, 2020 and June 30, 2021, respectively.

Breakdown of financial liabilities by maturity

The maturity of financial liabilities of the Company is broken down as follows:

(amounts in thousands of euros)	AS OF JUNE	Current	Non-current
	30, 2021	< 1 year	1 to 5 years	> 5 years
Conditional advances	1,421	280	1,141	-
Non-convertible bonds	2,726	2,726	-	-
Convertible notes Negma	6,118	6,118	-	-
Convertible notes Atlas	5,740	5,740	-	-
Financial liabilities related to the prefinancing of a portion of the research tax credit receivables	2,160	2,160	-	-
Total financial liabilities	18,165	17,024	1,141	-

12.1 Conditional advances

(amounts in thousands of euros)	BPI -Sarcob	BPI – BIO101	AFM - Téléthon	BPI – BIO201	Total
As of January 1, 2021	112	677	378	-	1,167
(+) Proceeds from conditional advances	-	-	-	400	400
(-) Repayment	(26)	(110)	-	-	(136)
Subsidies	-	-	-	(26)	(26)
Financial expenses	2	9	4	1	16
As of June 30, 2021	88	576	382	375	1,421

BPI France conditional advance – “BIO 201” project

On August 23, 2019, the Company entered into an agreement with BPI France for an interest-free conditional advance of €600 thousand payable in milestone installments for its MACA program of Macuneos (BIO201) in dry Age-Related Macular Degeneration (AMD). The proceeds were subject to financial conditions that have been met in April 2021.

The Company received €400 thousand in April 2021 in connection with this agreement. The balance of €200 thousand will be received once the Company finalizes the program.

The repayment of this conditional advance is subject to the successful completion of the project:

-	In case of technical and economic failure, a minimum repayment of €240 thousand is due at the end of the project timeline (36 months after first conditional advance received) ; and

-	In case of successful completion, repayment over a 5-year period will commence in September 2022.

Under IFRS, since the conditional advance does not bear annual interest, it is treated as an interest-free loan for the Company (i.e., under conditions more favorable than market rates).

The difference between the amount of the advance at historical cost and the advance discounted at market rates (3-month Euribor + 2.5 percentage points = 1.97%) is considered a public grant.

As part of this agreement, the Company was entitled to receive a grant of €380 thousand, of which €260 thousand was received in April 2021. As of June 30, 2021, €307 thousand was recorded as deferred income since 19% of the budget of research and development expenses were incurred on that project at the closing date (see Note 15.3).

Half-year financial report at June 30, 2021

12.2 Convertible notes and non-convertible bonds

Issuance of convertible notes to Negma

(amounts in thousands of euros)	NEGMA ORNANEBSA
As of January 1, 2021 (as restated) (1)	7,357
(+/-) Change in fair value	(329)
(-) Conversion with cash settlement	(910)
As of June 30, 2021	6,118

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

On August 21, 2019, the Company signed an agreement with Negma Group Limited providing for up to €24 million in financing to the Company through the issuance of multiple tranches of convertible notes with attached warrants (ORNANEBSA), at the sole discretion of the Company.

Main characteristics of the ORNANE note warrants

The 2,400 4-year note warrants require their holder to exercise them, at the Company’s request, in tranches of 300 warrants each. Each note warrant grants its holder the right to one ORNANEBSA. Note warrants may not be transferred and will not be subject to a request for admission to trading on the Euronext Growth market. Note warrants will be detached immediately from ORNANE once ORNANEBSA are issued.

Main characteristics of the ORNANE

The ORNANE have a par value of 10,000 euros. They do not bear interest and have a 12-month maturity from issuance. Holders of ORNANE may request at any time to convert them during their term, and at that time, the Company has the option to redeem the ORNANE in cash. At the end of the maturity period, and if the ORNANE have not yet been converted, the ORNANE are automatically converted.

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /(CP), where

•	“N” is the number of shares yielded by the conversion,

•	“CA” is the par value of the ORNANEs, i.e., 10,000 euros,

•	“CP” is the conversion price, i.e., 92 % of the lowest volume weighted average price over the 15 trading days preceding the date on which conversion is requested.

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = CA/CP x closing VWAP on the conversion date.

Pursuant to this agreement, when the conversion price is less than the nominal value of the share, a conversion penalty applies.

ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for admission to trading on the Euronext Growth market.

Half-year financial report at June 30, 2021

Pursuant to this agreement, the Board of Directors approved the issuance of the following convertible notes and warrants during the year ended December 31, 2019:

•	A first tranche on August 21, 2019 of 300 ORNANE plus a commitment fee of 30 ORNANE, with attached warrants to purchase 585,936 shares (BSAT1), resulting in gross proceeds to the Company of €3 million; and

•	A second tranche on December 27, 2019 of 300 ORNANE, out of which 50% were paid by Negma Group as of December 31, 2019, resulting in gross proceeds to the Company of €1.5 million and with attached warrants to purchase 694,444 shares (BSAT2).

On April 6, 2020, as part of the implementation of the Atlas agreement, the Company unilaterally terminated the contract with Negma Group.

Following this termination, Negma Group undertook legal action in order to claim damages of €911 thousand from Biophytis as well as the delivery of 7,000,000 Biophytis shares, that Negma Group considers it was entitled to pursuant to the only Biophytis ORNANES still held by Negma Group, issued in consideration for a loan of €1,400 thousand (140 bonds with par value of €10 thousand each).

The sum of €911 thousand claimed by Negma Group corresponds to the contractual penalties alleged by Negma Group under the terms of the Negma Group Contract 2019, which provided for the payment of such penalties in the event of conversion of bonds into shares when the stock price is below the par value of the shares. Biophytis vigorously disputes this legal action and these requests for payment and delivery of shares.

Pursuant to a summary judgment dated May 7, 2020, Negma Group obtained a decision partially responding to its claims ordering, under penalty (which amounted to €7 thousand), Biophytis to pay €378 thousand as a settlement according to contractual terms of the Negma Group agreement on ORNANE for which Negma Group had sent a conversion notice before April 6, 2020 and deliver 2,050,000 Biophytis shares.

Biophytis and Negma Group appealed the decision of the Paris Commercial Court.

On November 18, 2020, Paris Court of Appeal cancelled the May decision and sentenced Negma Group to return to Biophytis the 2,050,000 shares previously delivered as well as the provision of €378 thousand. In addition, Negma Group was ordered to pay €41 thousand to Biophytis as additional compensation recorded in financial income during the year ended December 31, 2020.

During the year 2020, 68 bonds held by Negma Group were converted into new shares generating the issuance of 3,360,000 shares for tranche 1 and tranche 2.

Negma Group also exercised all BSAT2 during the six-month period ended June 30, 2020 generating the issuance of 694,444 shares at a share price of €0.27.

On March 16, 2021, the Paris Commercial Court rendered a judgement in Negma Group’s favor and ordered Biophytis to:

•	pay Negma Group a principal sum of €910 thousand in contractual penalties with late payment interest calculated at the LIBOR rate + 10%;

•	deliver to Negma Group 7,000,000 shares, subject to a penalty of €50 thousand per day of delay as from the tenth day after the notification of the judgment and for a period of 30 days; and

•	pay Negma Group €100 thousand under article 700 of the French Code of Civil Procedure as well as the expenses and legal costs.

Half-year financial report at June 30, 2021

Biophytis filed a petition with the Paris Commercial Court on the ground of failure of the Judgment to rule on certain claims made by the Company in the proceedings and appealed the Judgment to the Paris Court of Appeal.

In addition, as regards to the execution of this Judgement, Biophytis has served Negma Group with a petition filed with the Presiding Judge of the Paris Court of Appeal requesting that immediate enforcement of the Judgment be stayed or, alternatively, that it be modified. Oral argument on this matter occurred on September 6, 2021 and the court is still deliberating.

In the meantime, on June 24, 2021, Negma Group served Biophytis with a petition filed with the judge of the Paris Court of Justice charged with overseeing the execution of judgments requesting (i) the payment of the fine for non-performance imposed by the Judgment in connection with its order to Biophytis to deliver 7,000,000 shares and (ii) that a final fine for non-performance be set.

Pursuant to a judgment rendered on July 16, 2021, the judge of the Paris Court of Justice in charge of overseeing the execution of judgments partially granted Negma Group’s claims:

•	ordered Biophytis to pay the fine for non-performance imposed by the Judgment for €1,500 thousand;

•	imposed a new provisional fine for non-performance of €50 thousand per day of delay in complying with the Judgment’s order against Biophytis, as of the tenth day from service of this judgment, for a period of 30 days;

•	ordered Biophytis to pay Negma Group €8 thousand pursuant to Article 700 of the Code of Civil Procedure; and

•	ordered Biophytis to pay the costs of the proceedings.

Biophytis has fulfilled all of its obligations under the above two judgments.

During the period, the Company has paid the contractual penalties. The fine for non-performance imposed by the Judgment has been paid subsequent to June 30, 2021.

With regard in particular to the delivery of 7,000,000 shares to Negma Group, Biophytis has:

•	delivered in August 2021 to Negma Group the 2,050,000 shares created and delivered to Negma Group in June 2020 and returned by Negma Group to Biophytis under the judgment of the Paris Court of Appeal dated November 18, 2020, which Biophytis had kept in self-holding; and

•	issued 4,950,000 new shares to Negma Group in August 2021 as part of a capital increase reserved for it on the basis of the 13th delegation of the general meeting of May 10, 2021.

Biophytis has appealed against this judgment and, more generally, is taking all measures to safeguard its interests.

Negma Group also exercised all BSAT1 during the six-month period ended June 30, 2021 generating the issuance of 585,936 shares at a share price of €0.64.

Accounting treatment

The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds and therefore concluded that the entire hybrid contract should be measured at fair value through profit or loss until settlement.

Until December 31, 2019, the fair value was measured using a binomial valuation model. Given that the maturity of the bonds was expected to be short, the day one loss (including the redemption premium and/or issuance premium) was immediately recognized in profit or loss.

Half-year financial report at June 30, 2021

Following the unilateral decision by the Company to terminate the contract with Negma Group on April 6, 2020, given the uncertainties associated with the pending outcome of the ongoing litigation with Negma, the Company has since measured the liability to Negma based on the fair value of the shares to be issued as well as additional contractual cash payments resulting from Negma’s conversion requests.

As of June 30, 2020, the delivery of 2,050,000 shares resulting from the May 2020 summary judgement valued at €1,394 thousand was treated as a conversion under the terms of our agreement with Negma and the liability measured at the fair value of 4,950,000 shares (€ 3,297 thousand) as well as additional cash payments claimed by Negma (€ 533 thousand).

As of December 31, 2020, the financial liability due to Negma Group amounted to €7,357 thousand which represent 7,000,000 shares at fair value (€6,447 thousand) and the contractual penalties alleged by NEGMA (€910 thousand).

As of June 30, 2021, the financial liability due to Negma Group amounted to €6,118 thousand for the 7,000,000 shares (€0.874 per share as of June 30, 2021). The Company also recorded as of June 30, 2021 a provision of €1,508 corresponding to the fine for non-performance and penalties (see note 14).

The table below summarizes the key inputs used to measure the fair value of the convertible notes:

	Tranche 2
Convertible notes Negma	At of the issuance date (Dec 27, 2019)	As of June 30, 2020	As of December 31, 2020	As of June 30, 2021
Number of outstanding convertible notes	150	99	99	99
Conversion price	0,20 €	N/A	N/A	N/A
Expected term	3 months	N/A	N/A	N/A
Volatility	119,15%	N/A	N/A	N/A
Risk-free rate	-0,78%	N/A	N/A	N/A
Value of the convertible notes (in thousands of €)	2,262	3,829	7,358	6,118

Half-year financial report at June 30, 2021

Upon conversion of the notes, the difference between the fair value of the financial liabilities and the valuation of the shares issued at the spot rate is recorded in financial expense.

Pursuant to this agreement, when the conversion price is less than the nominal value of the share, a conversion penalty applies.

As of December 31, 2020, 310 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 13,359,841 new shares pursuant to Tranche 1 and 500,000 new shares pursuant to Tranche 2.

Issuance of convertible notes to ATLAS – 2020 Atlas Contract

(amounts in thousands of euros)	ATLAS ORNANE - 2020 Atlas Contract
As of January 1, 2021	-
(+) Gross proceeds (1)	5,820
(+/-) Change in fair value of financial liabilities	1,020
(-) Conversion	(1,100)
As of June 30, 2021	5,740

(1)	Net proceeds of €5,820 thousand (subscription price of 97% of the nominal value of €6,000 thousand)

In April 2020, the Company signed a convertible bond financing of up to €24 million from Atlas to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes over a 3-year period (the “960 3-year note warrants”). This contract replaced the Negma Group contract.

The Company issued a first tranche of €3 million on April 29, 2020, a second tranche of €3 million on June 19, 2020 and a third tranche of €3 million on August 28, 2020. On May 27, 2021, the Company issued a fourth and fifth tranche of €3 million each. Those bonds were issued with a discount of 3% of nominal value (i.e., €180 thousand as of the fourth and fifth tranches)

Other issuance costs were incurred by the Company for approximately €37 thousand for the fourth and fifth tranches.

Main characteristics of the ORNANE note warrants

The 960 3-year note warrants require their holder to exercise them, at the Company’s request, in tranches of 120 warrants each. Each warrant grants its holder the right to one ORNANE. Note warrants may not be transferred and are not subject to a request for admission to trading on the Euronext Growth market.

Main characteristics of the ORNANE

The ORNANE (Bonds) have a par value of €25,000 and are issued at a subscription price of 0.97% of the nominal value. They do not bear interest and have a 24-month maturity from issuance. Holders of ORNANE may request at any time the Company to convert them into shares during their maturity period, and at that time, the Company has to redeem the ORNANE in cash. At the end of the term, and if the ORNANE have not yet been converted, the ORNANE are automatically converted.

Half-year financial report at June 30, 2021

The holder may ask to convert the ORNANE at any time at the conversion parity determined by the following formula: N = CA /CP, where

•	“N” is the number of shares yielded by the conversion,

•	“CA” is the par value of the ORNANEs (i.e., 25,000 euros),

•	“CP” is the conversion price (i.e., 97% of the lowest volume weighted average price over the 10 trading days preceding the date on which conversion is requested).

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = CA/CP x CPr, where

•	“V” is the amount redeemed to the holder,

•	“CPr” is the lowest price between (i) the weighted average closing price prior to the conversion and (ii) the lowest weighted average prices of the previous 10 trading days x 1.15

ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for admission to trading on the Euronext Growth market.

Accounting treatment

The Company determined that it could not reliably estimate separately the fair value of the conversion option embedded in the convertible bonds and therefore concluded that the entire hybrid contract should be measured at fair value through profit or loss until settlement.

The fair value is measured using a binomial valuation model. Given that the maturity of the bonds is expected to be short, the day one loss (including the redemption premium and/or issuance premium) is immediately recognized in profit or loss.

The table below summarizes the key inputs to measure the fair value of the convertible notes:

	Tranche 4 and 5
ATLAS	At issuance date (May 27, 2021)	June 30, 2021
Number of outstanding convertible notes	240	200
Conversion price	0,89	€0,83 €
Expected term	3 months	3 months
Volatility	38,82%	38,17%
Risk-free rate	-0,63%	-0,65%
Value of the convertible notes (in thousands of €)	6,913	5,740

As of June 30, 2021, 40 convertible notes had been converted in accordance with the formula above, resulting in the issuance of 1,199,868 new shares pursuant to Tranche 4.

Pursuant to the agreement, Biophytis may issue up to 360 additional ORNANE to Atlas by April 2023, which would provide for additional funding to the Company of up to €9 million (3 tranches with a nominal value of €3 million each).

Issuance of convertible notes to ATLAS – 2021 Atlas Contract

In June 2021, the Company signed a new convertible bond financing of up to €32 million (8 tranches with a nominal value of €4 million each) with Atlas (the “2021 Atlas Contract”) to continue the development of Sarconeos (BIO 101) through the issuance of multiple convertible notes.

Half-year financial report at June 30, 2021

The new financing instrument provides for the issuance of up to 1,280 bonds with an option for exchange in cash and/or conversion into new or existing shares (ORNANE). Subject to the issue of the eighth and final tranche under the 2020 Atlas Contract, the €32 million total financing can be drawn by Biophytis over the next three years, without obligation, through eight successive tranches of €4 million each. This facility is intended to secure the Company cash position in order to continue the development of its clinical activities in particular further development of Sarconeos (BIO 101).

Main characteristics of the ORNANE

The ORNANE will have a par value of €25 000 euros. They will not bear interest and will have a 24-month maturity from issuance.

The holder of ORNANE may request at any time to convert them into shares during their maturity period, and the Company shall have the right to redeem the ORNANE in cash. In case of cash redemption, the amount reimbursed will be limited to 110% of the principal.

At the end of the maturity period, and in the case where the ORNANE would not have been redeemed either in cash or in new or existing shares, the holder will have the obligation to convert the ORNANE.

The holder can ask to convert the ORNANE at any time at the conversion parity determined by the following formula:
N = CA / CP, where

•	“N” is the number of shares yielded by the conversion,

•	“CA” is the par value of the ORNANEs (i.e., €25,000 each),

•	“CP” is the conversion price (i.e., 100% of the Pricing Period VWAP during the Pricing Period of 10 trading days preceding the reception of the Conversion Notice).

On the day of the conversion request, the Company may redeem the ORNANE in cash using the following formula: V = (CA/CP) * CPr, where

•	“V” is the amount to be redeemed to the holder.

•	“CPr” is the revised price.

The revised price is the lowest price between (i) the volume weighted average price over the 10 trading days preceding the date on which conversion is requested and (ii) P*1.10

ORNANE may be transferred by their holders only to Affiliates and will not be subject to a request for trading admission on the Euronext Growth market.

Issuance of non-convertible bonds to Kreos

(amounts in thousands of euros)	Non- Convertible bonds
As of January 1, 2021	4,392
(+/-) Amortized cost	62
(-) Repayment	(1,731)
As of June 30, 2021	2,723

On September 10, 2018, the Company signed a venture loan agreement and bonds issue agreement with Kreos, which provides for up to €10 million in funding to the Company through the issuance of non-convertible bonds in four separate tranches of €2.5 million each, plus the issuance of attached warrants in connection with the first tranche. As required under the terms of the venture loan agreement, the Company pledged a security interest in the Company’s assets to Kreos. The Company also granted a security interest in the business as a going concern, including a portion of the Company’s patents, to Kreos.

Half-year financial report at June 30, 2021

Each tranche of non-convertible bonds bears a 10% annual interest rate and must be repaid in cash in 36 monthly installments commencing in April 2019.

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days’ prior notice to Kreos, to prepay or purchase the non-convertible bonds, exclusively in full. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) the sum of all interest repayments, which would have been paid throughout the remainder of the term of the relevant tranche discounted by 10% per annum.

The first and second tranches of non-convertible bonds were issued on September 10, 2018, the third tranche of non-convertible bonds was issued on December 17, 2018 and the final tranche was issued on March 1, 2019, for total gross proceeds to the Company of €10 million. Guarantee deposits totaling €320 thousand (€80 thousand per tranche) were withheld by Kreos from the proceeds received by the Company. The amount withheld will be deducted from the last installment to be repaid by the Company. It is presented under “Other non-current financial assets” (see Note 5).

The BSA warrants issued to Kreos as part of the first tranche give the holder the right to subscribe for 442,477 ordinary shares at an exercise price of €2.67 per share for a term of 7 years. These warrants were valued at €319 thousand and were recorded in equity and as a reduction of the debt value.

Accounting treatment

In accordance with IFRS 9, the non-convertible debt component is measured according to the amortized cost method, including consideration of debt issuance costs, which was €2.7 million as of June 30, 2021 and €4.4 million as of December 31, 2020.

Note 13: Employee benefit obligation

The employee benefit obligation consists of the provision for retirement indemnity, assessed in accordance with the applicable collective bargaining agreement (i.e., the Collective Agreement of the “Pharmaceutical industry”).

This commitment only applies to employees under French law. The main actuarial assumptions used for the valuation of the retirement indemnity are as follows:

	AS OF DECEMBER 31, 2020	AS OF JUNE 30, 2021
Retirement age	Voluntary retirement between 65 and 67 years old
Collective agreement	Pharmaceutical industry	Pharmaceutical industry
Discount rate (IBOXX Corporates AA)	0.33%	0.79%
Mortality table	INSEE 2017	INSEE 2018
Salary increases	2.00%	2.00%
Turn-over	Medium	Medium
Social security contributions	43%	43%

Half-year financial report at June 30, 2021

The provision for the retirement indemnity has evolved as follows:

(amounts in thousands of euros)	Employee benefit obligations
As of January 1, 2021	188
Service cost	21
Interests cost	-
Actuarial gains and losses	(7)
As of June 30, 2021	202

Note 14: Provisions

(amounts in thousands of euros)	AS OF DECEMBER 31, 2020 (as restated) (1)	Additions	Reversals	Release of surplus provisions	AS OF JUNE 30, 2021
Provisions for litigations (2)	-	1,508	-	-	1,508
Provisions for risks	2	-	-	-	2
Total provisions	2	1,508	-	-	1,511

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

(2) Negma Litigation

See note 12.2

As of June 30, 2021, the Company recorded a provision of €1,508 thousand for the fine for non-performance and penalties.

Half-year financial report at June 30, 2021

Note 15: Current liabilities

15.1 Trade payables

	AS OF
(amounts in thousands of euros)	DECEMBER 31, 2020	JUNE 30, 2021
Research and development suppliers	5,408	5,825
General and administrative suppliers	2,577	2,113
Total trade payables	7,985	7,938

The change in trade payables to research and development suppliers is primarily due to the increase in expenses associated with the Company’s ongoing clinical trials and research costs (refer to 16.1) and in particular, expenses related to the SARA clinical program and the launch of the COVA program.

The decrease in trade payables to general and administrative suppliers is primarily due to the costs incurred by the Company in late 2020 as part of the Company’s US IPO and Nasdaq listing.

15.2 Tax and social liabilities

	AS OF
(amounts in thousands of euros)	DECEMBER 31, 2020	JUNE 30, 2021
Personnel expenses	521	550
Social security expenses	790	662
Other taxes	136	243
Total tax and social liabilities	1,446	1,455

15.3 Other creditors and miscellaneous liabilities

	AS OF
(amounts in thousands of euros)	DECEMBER 31, 2020	JUNE 30, 2021
Attendance fees	242	174
Deferred income (1)	13	311
Other	13	12
Total other creditors and miscellaneous liabilities	268	497

(1) as part of the BPI France conditional advance “BIO 201” project, the Company was entitled to receive a grant of €380 thousand (see Note 12.1), which has been recorded as deferred income as of June 30, 2021 for €307 thousand (€73 thousand recognized as a grant).

Half-year financial report at June 30, 2021

Note 16: Details of expenses and products by function

16.1 Research and development expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020	2021
Personnel expenses	(1,579)	(1,340)
Purchases and external expenses	(5,255)	(8,292)
Other	(119)	(141)
Research and development expenses	(6,953)	(9,773)
Research tax credit	1,754	2,146
Subsidies	7	33
Research tax credit and subsidies	1,761	2,179
Research and development expenses, net	(5,192)	(7,594)

Research and development expenses relate to activities in connection with conducting clinical trials, non-clinical studies of the drug candidates for the treatment of age-related diseases and the treatment of severe respiratory failure in patients suffering from COVID-19.

The increase of the purchases and external expenses in 2021 compared to 2020 is primarily related to the Company’s clinical trials. These expenses consisted primarily of the cost of Contract Research Organization (“CROs”) in conducting clinical trials and non-clinical regulatory studies.

16.2 General and administrative expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020	2021
Personnel expenses	(743)	(908)
Purchases and external expenses	(1,242)	(1,992)
Other	(284)	(19)
General and administrative expenses	(2,269)	(2,919)

Between the six-month period ended June 30, 2020 and the six-month period ended June 30, 2021, personnel expenses, including share-based payments, for general management and administrative staff increased by €0.2 million mainly due to the impact of the stock-based compensation expense related to Founders’ warrants and free shares granted in late 2020.

Other purchases and external expenses consisted primarily of administrative expenses associated with being a public listed company in France and in the United States, accounting and audit fees, insurance premium and legal fees.

16.3 Personnel expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020	2021
Wages and salaries	(1,936)	(1,494)
Share-based payments	(386)	(754)
Personnel expenses	(2,322)	(2,248)

The Company’s average headcount is 24 during the six-month period ended June 30, 2021 compared to 21 during the six-month period ended June 30, 2020.

Half-year financial report at June 30, 2021

Note 17: Net financial income and expenses

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020 (as restated) (1)	2021
Financial interest and amortized cost of the non-convertible bonds (2)	(458)	(252)
Changes in fair value of convertible notes (2)	(5,417)	(691)
Negma financial indemnity (2)	-	(187)
Accrual of provision in relation with Negma litigation (3)	-	(1,508)
Other financial expenses	(186)	(80)
Transaction costs related to the issuance of convertible notes	(429)	(38)
Net financial income related to Negma returning to Biophytis damages paid (2)	-	20
Other financial income	1	3
Foreign exchange gains (losses)	(15)	1
Total net financial expense	(6,504)	(2,732)

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

(2) Refer to Note 12.2 Convertible notes and non-convertible bonds

(3) Refer to Note 14 Provisions

Note 18: Earnings per share

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
	2020 (as restated) (1)	2021
Weighted average number of outstanding shares	37,275,161	110,732,068
Treasury shares	63,729	51,341
Weighted average number of outstanding shares (without Treasury shares)	37,211,432	110,680,727

Net loss (in thousands of euros)	(13,699)	(13,245)
Basic loss per share (€/share)	(0.37)	(0.12)
Diluted loss per share (€/share)	(0.37)	(0.12)

(1) Refer to note 2.4 “Restatements of Previously Issued Financial Statements” of the notes to the consolidated half-year financial statements

None of the Company’s awards (warrants, free shares and founders’ warrants) are dilutive as of June 30, 2021 (see Notes 11 and 12.2)

Note 19: Related Parties

19.1 Compensation due to executive officers

	FOR THE SIX-MONTH PERIOD ENDED JUNE 30,
(amounts in thousands of euros)	2020	2021
Fixed compensation	461	514
Variable compensation	143	144
Exceptional compensation	5	-
Benefits in kind	17	15
Directors fees	135	175
Share-based payments	267	736
Total compensation of executive officers	1,027	1,584

Half-year financial report at June 30, 2021

Other than the legal retirement indemnities, no post-employment benefits have been granted to our Chief Executive Officer or members of the Board of Directors.

19.2 Intellectual Property Agreement signed with the Company’s CEO

The Company’s CEO, who is a corporate officer but not an employee of the Company under French law, is involved in our research and development activities. He has developed inventions with the Company for which the Company has submitted patent applications in which the Company’s CEO is listed as a co-inventor and other inventions that the Company expects may give rise to patent applications in the future for which the Company expects he will be included as a co-inventor.

As an inventor, the Company’s CEO has certain rights under French intellectual property law. These rights are distinct from the statutory rights that usually apply to employee inventors under French law.

In order to define a framework within which any intellectual property resulting from the Company’s CEO’s research and development activities is properly assigned to the Company, the Company has entered into an agreement, which has been approved by the Company’s board of directors pursuant to which he is entitled to the following payments for his contributions:

(a)	a first lump sum cash payment of €90 thousand to be paid within 30 days of filing of a patent application based on the assigned rights; and

(b)	a second lump sum cash payment of €90 thousand to be paid within 30 days of publication of a patent application based on the assigned rights; and

(c)	a 6.5% royalty payment with respect to any license income and/or any net sales by the Company of products manufactured with the patents filed on the basis of the assigned rights.

These three payments will be capped at €2.1 million on a platform per platform basis.

In the event that a third-party pharmaceutical and/or biotech company acquires 100% of the Company’s capital and voting rights, payments will be accelerated, so that the cap (€2.1 million per platform), less any amount previously paid in respect of a platform, will become immediately payable.

Following the signature of this agreement, an amount of €450 thousand was due to the Company’s CEO, as certain patent applications covered by the agreement had already been filed and therefore triggered payment of the first lump sum. Additional amounts of €180 thousand and €270 thousand were due to the Company’s CEO in 2019 and 2020, respectively.

In April 2020, the Company entered into an amendment to the Intellectual Property agreement signed with the Company’s CEO to cover two publications of patent applications not included under the existing contract. This amendment was approved by the Board of Directors on April 3, 2020, under which the Company’s CEO is entitled to the payment of a lump sum in cash amounting to €180 thousand.

The total patents rights acquired from the Company’s CEO as of December 31, 2020 and June 30, 2021 amounted to €1,080 thousand and are amortized over a 19-year period.

€270 thousand was paid to the Company’s CEO in 2019 and €180 thousand in 2020. The remaining amount of €630 thousand was used for the subscription and the exercise of the investors warrants by the Company’s CEO (see Note 10).

Half-year financial report at June 30, 2021

19.3 Consultant contract concluded with Successful Life

On October 1, 2019, the Company entered into a services agreement with Successful Life SAS in which Jean Mariani (Non-employee Director of Biophytis since October 2019), its legal representative, has a controlling interest. This services agreement provides for the preparation of meetings of the Scientific Committee, scientific and strategic advice regarding the biology of aging. The agreement provides for a fixed remuneration of €450 per day within the cap of €32.4 thousand per year and reimbursement of costs and expenses upon presentation of supporting documentation. This agreement was entered into for a period of one year and was renewed by written amendment dated October 1, 2020 for an additional period of one year, tacitly renewable.

On July 7, 2021, the Company entered into a new service agreement with Successful Life for the replacement of the CMO (Chief Medical Officer) position until the arrival of the new CMO. This agreement replaced the previous service agreement until the arrival of the new CMO and provides for a fixed remuneration of €15 thousand per month.

Note 20: Off-balance-sheet commitments

The off-balance-sheet commitments have not changed significantly since December 31, 2020.

Note 21: Subsequent events

Negma litigation

See note 14

Atlas Funding

On July 12, 2021, 40 convertible bonds were converted, generating the issuance of 1,386,214 new common shares under Tranche 4 of the convertible notes agreement with Atlas.

On August 2, 2021, 32 convertible bonds were converted, generating the issuance of 1,159,648 new common shares under Tranche 4 of the convertible notes agreement with Atlas.

On September 2, 2021, 40 convertible bonds were converted, generating the issuance of 1,444,685 new common shares from the remainder of tranche 4 and part of tranche 5 of the convertible notes agreement with Atlas.

On September 13, 2021, 28 convertible bonds were converted, generating the issuance of 1,055,222 new common shares under Tranche 5 of the convertible notes agreement with Atlas.

On September 29, 2021, 20 convertible bonds were converted, generating the issuance of 768,546 new common shares under Tranche 5 of the convertible notes agreement with Atlas.

On September 30, 2021, 40 convertible bonds were converted, generating the issuance of 1,537,092 new common shares under Tranche 5 of the convertible notes agreement with Atlas.

On October 4, 2021, the Company announced the issue of 240 ORNANEs for a total of €6 million as part of its existing bond financing agreement with Atlas (sixth and seventh tranches of the eight tranches contract).

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Half-year financial report at June 30, 2021

Patents

On July 2, 2021, the Company filed a patent under the MACA program (BIO201), in partnership with the Company's CEO, Stanislas Veillet. Under the terms of the Company’s arrangement with the CEO, the Company recorded an acquired patent right in the amount of €90 thousand, which will be amortized over the 19 years estimated life of the patent.